WACHOVIA CORPORATION AND SUBSIDIARIES

First Quarter 2004

Management’s Discussion and Analysis
Quarterly Financial Supplement
Three Months Ended March 31, 2004

WACHOVIA CORPORATION AND SUBSIDIARIES
QUARTERLY FINANCIAL SUPPLEMENT
THREE MONTHS ENDED MARCH 31, 2004
TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

	Three Months Ended
	March 31,		Percent
			Increase
(Dollars in millions, except per share data)	2004	2003	(Decrease)
EARNINGS SUMMARY
Net interest income (GAAP)	$2,861	2,537	13%
Tax-equivalent adjustment	62	64	(3)

Net interest income (Tax-equivalent)	2,923	2,601	12
Fee and other income	2,757	2,066	33

Total revenue (Tax-equivalent)	5,680	4,667	22
Provision for loan losses	44	224	(80)
Other noninterest expense	3,445	2,701	28
Merger-related and restructuring expenses	99	64	55
Other intangible amortization	112	140	(20)

Total noninterest expense	3,656	2,905	26
Minority interest in income of consolidated subsidiaries	57	9	—

Income before income taxes (Tax-equivalent)	1,923	1,529	26
Tax-equivalent adjustment	62	64	(3)
Income taxes	610	438	39

Net income	1,251	1,027	22
Dividends on preferred stock	—	4	—

Net income available to common stockholders	$1,251	1,023	22%

Diluted earnings per common share	$0.94	0.76	24%
Return on average common stockholders’ equity	15.37%	12.94	—
Return on average assets	1.26%	1.23	—

ASSET QUALITY
Allowance as % of loans, net	1.49%	1.67	—
Allowance as % of nonperforming assets	232	158	—
Net charge-offs as % of average loans, net	0.13	0.49	—
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.63%	1.08	—

CAPITAL ADEQUACY
Tier I capital ratio	8.54%	8.27	—
Total capital ratio	11.67	11.99	—
Leverage ratio	6.33%	6.71	—

OTHER FINANCIAL DATA
Net interest margin	3.55%	3.90	—
Fee and other income as % of total revenue	48.53	44.27	—
Effective income tax rate	32.73%	29.94	—

BALANCE SHEET DATA
Securities	$104,203	73,339	42%
Loans, net	167,303	164,222	2
Total assets	410,991	348,064	18
Total deposits	232,338	195,837	19
Long-term debt	39,352	39,204	—
Stockholders’ equity	$33,337	32,267	3%

OTHER DATA
Average diluted common shares (In millions)	1,326	1,346	(1)%
Actual common shares (In millions)	1,312	1,345	(2)
Dividends paid per common share	$0.40	0.26	54
Dividend payout ratio on common shares	42.55%	34.21	24
Book value per common share	$25.42	23.99	6
Common stock price	47.00	34.07	38
Market capitalization	$61,650	45,828	35
Common stock price to book	185%	142	30
FTE employees	85,460	79,435	8
Total financial centers/brokerage offices	3,305	3,251	2
ATMs	4,404	4,539	(3)%

Management’s Discussion and Analysis

     This discussion contains forward-looking statements. Please refer to our First Quarter 2004 Form 10-Q for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements.

Summary of Results of Operations

	2004	2003
	First	Fourth	Third	Second	First
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter
Net interest income (GAAP)	$2,861	2,877	2,653	2,540	2,537
Tax-equivalent adjustment	62	65	64	63	64

Net interest income (a)	2,923	2,942	2,717	2,603	2,601
Fee and other income	2,757	2,604	2,616	2,158	2,066

Total revenue(a)	5,680	5,546	5,333	4,761	4,667
Provision for loan losses	44	86	81	195	224
Other noninterest expense	3,445	3,511	3,295	2,774	2,701
Merger-related and restructuring expenses	99	135	148	96	64
Other intangible amortization	112	120	127	131	140

Total noninterest expense	3,656	3,766	3,570	3,001	2,905
Minority interest in income of consolidated subsidaries	57	63	55	16	9
Income taxes	610	466	475	454	438
Tax-equivalent adjustment	62	65	64	63	64

Income before cumulative effect of a change in accounting principle	1,251	1,100	1,088	1,032	1,027
Cumulative effect of a change in accounting principle, net of income taxes	—	—	17	—	—

Net income	1,251	1,100	1,105	1,032	1,027
Dividends on preferred stock	—	—	—	1	4

Net income available to common stockholders	1,251	1,100	1,105	1,031	1,023

Diluted earnings per common share	$0.94	0.83	0.83	0.77	0.76

(a) Tax-equivalent.

Executive Summary

     Strong growth in both our traditional banking businesses and in our market-related businesses drove Wachovia’s 22 percent increase in net income available to common stockholders and 24 percent increase in earnings per share from the first quarter of 2003.

     Our four major businesses each delivered record, double-digit growth from the first quarter of 2003, driving total revenue to a record $5.7 billion. Fee and other income grew 33 percent year over year, to 49 percent of our total revenue, compared with 44 percent in the prior year. The first quarter of 2004 included the impact of the Wachovia Securities retail brokerage transaction, which closed on July 1, 2003.

     In the first quarter of 2004, improved debt and equity markets created the backdrop for stronger market-related fee income. Additionally, the improving credit markets and actions we have taken in previous quarters to mitigate risk led to the 80 percent decline in the loan loss provision.

     Balance sheet growth also contributed to the increase in total revenue, with tax-equivalent net interest income rising 12 percent year over year. Average loans in the first quarter of 2004 increased $1.2 billion from the prior year quarter to $159.2 billion, primarily reflecting higher consumer loan balances, dampened by continued lower corporate loan demand. Average core deposits increased 21 percent from the first quarter of 2003 to $208.7 billion, including an average $17.0 billion of deposits associated with our FDIC-insured money market sweep product. Average low-cost core deposits increased 30 percent from the first quarter a year ago to $167.8 billion, including $12.8 billion from the FDIC-insured sweep product.

     Our first quarter 2004 performance underscores the benefits of our balanced business model, which combines the strength and stability of our traditional retail and corporate banking businesses, with diversified, faster-growth businesses related primarily to asset management and investment banking. In the first quarter of 2004, we estimate that revenue derived from our market-related businesses (Capital Management, the Investment Banking and Principal Investing lines of business in the Corporate and Investment Bank, and fee and other income from Wealth Management) grew 69 percent from the first quarter of 2003, and represented 39 percent, or $2.2 billion, of our total revenue. At the same time, revenue derived from our traditional banking businesses, excluding Wachovia Mortgage Corp., grew 6 percent, and represented 59 percent, or $3.4 billion, of our total revenue. A much smaller proportion of our market-sensitive revenue comes from consumer mortgage banking compared with many of our peers in the banking industry. In the first quarter of 2004, revenue from this component declined 50 percent from the first quarter of 2003, and represented 2 percent, or $92 million, of total revenue.

     In short, we believe our model provides exceptional stability in core earnings, with great upside potential in improving markets, and is designed to produce a diverse and growing earnings stream over time. Our growth strategies are contingent upon providing exceptional customer service and distributing a complete selection of financial products over an attractive and growing retail and wholesale customer base in fast-growing markets.

     We also continue to focus on improving efficiency. Total noninterest expense rose 26 percent from the first quarter of 2003, primarily reflecting the retail brokerage transaction and continued investments for the future. Expense growth slowed as expenses were down 3 percent from the fourth quarter of 2003, which included $94 million in discretionary items.

     In addition, as we manage interest rate risk, we believe a rising rate environment — assuming that it is accompanied by a rebound in business activity in the wake of a more robust economy — would produce many benefits for our business model. Since the beginning of 2004, we have repositioned our balance sheet to be modestly asset sensitive under a broad range of interest rate scenarios. Our investment portfolio duration was shortened to 2.3 years from 2.8 years at year-end 2003, further mitigating the impact of rising rates.

     Our capital levels continue to grow. Our tier 1 capital ratio improved from December 31, 2003, to 8.54 percent at March 31, 2004, while our leverage ratio declined slightly to 6.33 percent due to the growth of our FDIC-insured sweep product.

     In the first quarter of 2004, we paid common stockholders total dividends of $525 million, or 40 cents per share, compared with $350 million, or 26 cents per share, in the first quarter of 2003. This represented a dividend payout ratio on earnings excluding merger-related and restructuring expenses and other intangible amortization of 38.83 percent in the first quarter of 2004 and 30.23 percent in the first quarter of 2003.

Outlook

     As we look into the future, the combination of the revenue growth and the efficiency initiatives we are developing, on top of the momentum we have in our major businesses in an improving economy, gives us confidence that Wachovia will be one of the leading growth companies in our industry.

     We continue to make excellent progress in meeting our corporate objectives of quality earnings growth, increased distribution of products and services, hallmark customer service, disciplined expense control and a strong balance sheet. Based on this consistent performance, our confidence in our balanced business model, our capital strength and improving market conditions, we have updated our financial outlook. This outlook is for the full year 2004 and reflects the full-year effect of the combined retail brokerage operation compared with a six-month effect included in 2003 results. Our current outlook is for:

*	Total revenue growth in the low double-digit percentage range;

*	Net interest income growth in the mid single-digit percentage range;

*	A relatively lower net interest margin, primarily due to the effect of certain items amounting to 30 basis points, discussed further below;

*	Fee income growth in the upper teens percentage range;

*	Noninterest expense growth (excluding merger-related and restructuring expenses) in the high single-digit percentage range and marginally lower than revenue;

*	Loan growth in the mid single-digit percentage range from the fourth quarter of 2003, excluding the impact of securitization activity;

*	Net charge-offs in the 25 basis point to 35 basis point range with provision expense also expected to be in this range;

*	An effective tax rate of approximately 35 percent on a tax-equivalent basis;

*	A leverage ratio above 6 percent and a tier 1 capital ratio above 8.30 percent;

*	A dividend payout ratio of 40 percent to 50 percent of earnings excluding merger-related and restructuring expenses and other intangible amortization; and

*	Use of excess capital to opportunistically repurchase shares, reinvest in our businesses, and to undertake financially attractive, shareholder friendly acquisitions.

     As referenced above, we expect our net interest margin to decline in 2004 reflecting anticipated growth in our FDIC-insured money market sweep product (15 basis points), as well as the full-year impact of the July 1, 2003, consolidation of the commercial paper conduits we administer (6 basis points) and the full-year impact of lower spread assets resulting from the combined brokerage operation (9 basis points). We would otherwise expect our margin to be relatively stable. We also expect net interest income in the second quarter of 2004 to be $30 million to $40 million lower than the first quarter of 2004, which proved to be higher than we had anticipated at year-end 2003.

     While these factors will put pressure on the margin, we also expect to generate higher revenue growth from our retail brokerage operation and to improve overall liquidity as a result of the FDIC-insured sweep product.

     In addition, our outlook for fee income growth includes the effect of the retail brokerage transaction. Approximately half of the fee income growth is expected to result from the full year effect of this transaction. We own a 62 percent interest in the retail brokerage business, which is a consolidated subsidiary of Wachovia, and Prudential Financial Inc. owns the remaining 38 percent interest.

     Noninterest expense growth will reflect the retail brokerage transaction as well as our continuing investments for the future. For future growth, we are building new financial centers and upgrading financial center technology and infrastructure; hiring additional small business bankers and wealth relationship managers; making selected investments to enhance our distribution in asset management and insurance; and expanding our investment management capabilities.

     We will continue to evaluate our operations and organizational structures to ensure they are closely aligned with our goal of maximizing performance through increased efficiency and competitiveness in our four core businesses. When consistent with our overall business strategy, we may consider disposing of certain assets, branches, subsidiaries or lines of business. We continue to routinely explore acquisition opportunities in areas that would complement our core businesses, and frequently conduct due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities could occur.

Critical Accounting Policies

     In order to understand our financial position and results of operations, it is important to understand our more significant accounting policies and the extent to which we use judgment and estimates in applying those policies. Our accounting and reporting policies are in accordance with generally accepted accounting principles (GAAP), and they conform to general practices within the applicable industries. We use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation. We have identified five policies as being particularly sensitive in terms of judgments and the extent to which estimates are used: allowance for loan losses, fair value of certain financial instruments, consolidation, goodwill impairment and contingent liabilities. For more information on these critical accounting policies, please refer to our 2003 Annual Report.

Corporate Results of Operations

Average Balance Sheets and Interest Rates

	2004		2003
	First Quarter		Fourth Quarter		First Quarter
	Average	Interest	Average	Interest	Average	Interest
(In millions)	Balances	Rates	Balances	Rates	Balances	Rates
Interest-bearing bank balances	$3,237	1.18%	$2,569	1.17%	$3,688	1.43%
Federal funds sold	24,806	0.99	23,591	1.00	8,949	1.33
Trading account assets	20,956	4.21	20,038	4.24	16,298	4.96
Securities	98,222	4.97	94,584	5.00	72,116	5.66
Commercial loans, net	90,368	4.50	90,628	4.56	93,039	4.69
Consumer loans, net	68,813	5.32	68,972	5.39	64,925	5.95

Total loans, net	159,181	4.86	159,600	4.92	157,964	5.21

Other earning assets	23,918	3.61	21,892	3.51	9,580	4.81

Risk management derivatives	—	0.50	—	0.47	—	0.56

Total earning assets	330,320	4.93	322,274	4.96	268,595	5.68

Interest-bearing deposits	177,419	1.06	166,581	1.10	147,505	1.52
Federal funds purchased	48,353	1.03	55,378	0.95	37,392	1.51
Commercial paper	11,852	1.01	11,670	1.06	2,604	0.70
Securities sold short	8,412	2.25	7,970	2.48	6,734	2.67
Other short-term borrowings	6,436	0.59	6,551	0.53	3,325	0.89
Long-term debt	37,269	3.91	35,855	3.97	38,744	4.01
Risk management derivatives	—	0.13	—	0.04	—	0.09

Total interest-bearing liabilities	289,741	1.58	284,005	1.50	236,304	2.03

Net interest income and margin	$2,923	3.55%	$2,942	3.64%	$2,601	3.90%

Net Interest Income and Margin Net interest income increased 12 percent in the first quarter of 2004 from the first quarter of 2003 due to balance sheet growth. This growth offset compression in the net interest margin, which declined 35 basis points to 3.55 percent primarily due to the impact of growth in our FDIC-insured sweep product, including related hedging; consolidation of our commercial paper conduits; and the retail brokerage transaction. The average federal funds discount rate declined 25 basis points in the first quarter of 2004 from the first quarter of 2003, while average longer-term 5-year and 10-year treasury bond rates increased 8 basis points and 10 basis points, respectively.

     Typically bank liabilities, such as certain deposits and short-term borrowings, reprice with changes in short-term rates, while many asset positions are influenced by longer-term rates. Historically, we have been positioned to benefit from a declining rate environment as our liabilities reprice more quickly than assets. With market indicators predicting an eventual rise in interest rates, early in the first quarter of 2004 we began repositioning our balance sheet to be modestly asset sensitive under a broad range of interest rate scenarios. Since the end of the first quarter, we have purchased options on futures contracts and entered into forward-starting swap arrangements that we believe effectively provide a modest benefit from rising interest rates without increased exposure to a continued low rate environment. In addition, reinvestment activity has focused on reducing duration, or long-term risk, in our investment portfolio. The Risk Governance and Administration section provides additional information.

     We began marketing our FDIC-insured sweep product to brokerage sweep customers in the second half of 2003. Since the fourth quarter of 2003, customers have been transferring balances from money market mutual fund accounts to these deposit accounts. We have been investing these deposits in securities that together produce an asset and liability structure that enables us to maintain our desired interest rate sensitivity.

By the end of the first quarter of 2004, this product had captured $20.5 billion in new deposits, up $8.6 billion from year-end 2003, of which $11.5 billion was from Evergreen money market mutual funds (an increase of $4.7 billion from year-end 2003) and $9.0 billion was from Prudential Financial, Inc., money market funds. These deposits represented $17.0 billion in average core deposits in the first quarter of 2004, up $11.5 billion from average core deposits related to these funds in the fourth quarter of 2003.

Fee and Other Income

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Service charges	$471	436	439	426	430
Other banking fees	259	241	257	248	233
Commissions	792	778	765	468	418
Fiduciary and asset management fees	679	672	662	474	469
Advisory, underwriting and other investment banking fees	192	213	191	220	145
Trading account profits (losses)	74	5	(46)	49	77
Principal investing	38	(13)	(25)	(57)	(44)
Securities gains (losses)	2	(24)	22	10	37
Other income	250	296	351	320	301

Total fee and other income	$2,757	2,604	2,616	2,158	2,066

Fee and Other Income Traditionally banks earn fee and other income from service charges on deposit accounts and other banking products and services, and these continue to be one of the largest components of our fee income. In addition, we have balanced our earnings with a diversified mix of businesses that provide alternative investment and financing products and services for the more sophisticated needs of our clients. These alternative products produce income in our brokerage, asset management and investment banking businesses from commissions and fees for financial advice, custody, insurance and financing alternatives such as loan syndications and asset securitizations. Additionally, we realize gains from selling our investments in securities such as bonds and equities.

     The fees on many of these products and services are based on market valuations and therefore are sensitive to movements in the financial markets. As the financial markets begin to recover, we are seeing gradual improvement in these market-based fees.

     Fee and other income increased 33 percent in the first quarter of 2004 from the first quarter of 2003, with strength in all major categories due to improving equity markets and the addition of the retail brokerage business. Service charges increased 10 percent, reflecting growth in checking accounts, and other banking fees increased 11 percent, driven primarily by mortgage servicing fees, debit card interchange volume and domestic letter of credit fee income. Trading account profits were relatively stable compared with the first quarter of 2003, while the $69 million improvement from the fourth quarter reflected strong fixed income trading results.

     Principal investing, which includes the results of investments in equity and mezzanine securities, had net gains in the first quarter of 2004 of $38 million, due to lower write-downs in improving markets, compared with net losses of $44 million in the first quarter of 2003.

     Net portfolio securities gains were $2 million in the first quarter of 2004, down $35 million from the first quarter of 2003, and included net gains from portfolio sales of $31 million offset by $29 million in impairment losses. Net portfolio securities gains in the first quarter of 2003 included net gains from portfolio sales of $83 million offset by $46 million in impairment losses.

     Other income declined $51 million in the first quarter of 2004 from the first quarter of 2003 primarily due to lower mortgage and consumer real estate securitization and sales income.

Noninterest Expense

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Salaries and employee benefits	$2,182	2,152	2,109	1,748	1,699
Occupancy	229	244	220	190	197
Equipment	259	285	264	238	234
Advertising	48	56	38	34	32
Communications and supplies	151	156	159	140	143
Professional and consulting fees	109	146	109	105	100
Sundry expense	467	472	396	319	296

Other noninterest expense	3,445	3,511	3,295	2,774	2,701
Merger-related and restructuring expenses	99	135	148	96	64
Other intangible amortization	112	120	127	131	140

Total noninterest expense	$3,656	3,766	3,570	3,001	2,905

Noninterest Expense Noninterest expense increased 26 percent in the first quarter of 2004 from the first quarter of 2003 primarily due to the addition of expense related to the retail brokerage transaction and continued investments for the future. Salaries, incentives and other payroll costs all reflected the increased level of personnel from the retail brokerage transaction, along with higher incentives from increased revenues and earnings. Expense growth slowed as expenses were 3 percent lower than the fourth quarter of 2003, which included $94 million of discretionary items. Sundry expense increased 58 percent year over year due to the retail brokerage transaction and legal costs.

Merger-Related and Restructuring Expenses We recorded $99 million in net merger-related and restructuring expenses in the first quarter of 2004. This included $55 million related to the retail brokerage transaction and $47 million related to the First Union-Wachovia merger, offset by $3 million in reversals of previously recorded restructuring expenses. The $55 million related to the retail brokerage transaction principally comprised personnel and employee termination benefits, system conversion costs and $16 million of incremental advertising expense. The $47 million related to the First Union-Wachovia merger principally comprised personnel and employee termination benefits, occupancy and equipment costs and system conversion costs. In the first quarter of 2003, we recorded $64 million in merger-related and restructuring expenses. This included $70 million of expenses related to the First Union-Wachovia merger, offset by $6 million in reversals of previously recorded restructuring expenses.

Business Segments

     We provide a diversified range of banking and nonbanking financial services and products primarily through our four core business segments, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank. In this section, we discuss the first quarter 2004 performance and results of our business segments.

     Business segment results are presented excluding merger-related and restructuring expenses, other intangible amortization expense, minority interest and the cumulative effect of a change in accounting principle. We believe that while these items apply to our overall corporate operations, they are not meaningful to understanding or evaluating the performance of our individual business segments. We do not take these items into account as we manage our business segment operations or allocate capital, and therefore, we present segment performance under GAAP with these items excluded. Also, for segment reporting purposes, net interest income reflects tax-exempt interest income on a tax-equivalent basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources.

     In addition to traditional profitability measures such as segment earnings and efficiency ratios, we use two other key financial metrics – risk-adjusted return on capital (RAROC) and economic profit – to allocate resources and to assess the performance of our business segments. Both of these are aimed at measuring returns in relationship to the risks taken. Please refer to our 2003 Annual Report, including pages 31 through 35 and pages 103 through 105, for additional information related to our business segments and performance metrics.

     We continuously assess assumptions, methodologies and reporting classifications to better reflect the true economics of our business segments. Several significant refinements have been incorporated for 2004. Business segment results for each quarter of 2003 have been restated to reflect these changes, which did not affect consolidated results. In the first quarter of 2004, we updated our cost methodology to better align support costs to our business segments and product lines. The impact to pre-tax segment earnings for full year 2003 as a result of these refinements was an $86 million increase in the General Bank, a $27 million decrease in Capital Management, a $20 million decrease in Wealth Management, a $3 million increase in the Corporate and Investment Bank, and a $42 million decrease in the Parent.

General Bank
Performance Summary

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Income statement data
Net interest income (Tax-equivalent)	$1,854	1,877	1,883	1,811	1,745
Fee and other income	566	498	559	570	554
Intersegment revenue	39	49	46	43	42

Total revenue (Tax-equivalent)	2,459	2,424	2,488	2,424	2,341
Provision for loan losses	67	144	121	99	105
Noninterest expense	1,313	1,384	1,316	1,305	1,279
Income taxes (Tax-equivalent)	393	327	383	373	349

Segment earnings	$686	569	668	647	608

Performance and other data
Economic profit	$502	423	499	467	436
Risk adjusted return on capital (RAROC)	48.52%	41.12	45.86	43.80	42.36
Economic capital, average	$5,384	5,573	5,681	5,711	5,641
Cash overhead efficiency ratio (Tax-equivalent)	53.43%	57.05	52.92	53.82	54.65
Lending commitments	$69,977	65,457	63,509	63,712	59,557
Average loans, net	118,032	116,195	114,378	113,110	110,983
Average core deposits	$160,669	157,974	155,177	151,291	145,631
FTE employees	34,349	34,516	34,852	35,267	35,892

General Bank The General Bank segment includes our Retail and Small Business and Commercial lines of business. General Bank segment earnings rose 13 percent in the first quarter of 2004 from the same period in 2003 to a record $686 million. Revenue increased 5 percent in the same period, largely driven by outstanding core deposit growth, and commercial, small business and consumer real estate-secured loan growth.

     Fee income increased 2 percent from the first quarter of 2003 on strong service charge growth, offset by a market-driven decline in mortgage-related income. Non-mortgage-related fees rose 15 percent from the first quarter a year ago.

     The General Bank continues to do exceptionally well in attracting and retaining low-cost core deposits, with average balances up 21 percent from the first quarter of 2003. The General Bank once again generated record growth in retail checking accounts, with net new accounts up 181,000 in the quarter, a 113 percent improvement over the increase of 85,000 net new accounts in the same quarter a year ago. Average loans grew 6 percent year over year due primarily to growth in home equity and student loans. The General Bank’s middle market lending franchise also reported good sales momentum, reporting stronger loan pipelines and, except for commercial real estate, an increase in commercial loan outstandings from the same period last year.

     Provision expense declined 36 percent from the first quarter of 2003, primarily reflecting risk reduction strategies implemented in 2003, as well as declines in both commercial and consumer loan losses.

     Noninterest expense increased 3 percent in the first quarter of 2004 from the first quarter of 2003, reflecting increased investment spending and higher marketing costs. Despite the increase, strong expense management and the realization of merger efficiencies were evident in an improved cash overhead efficiency ratio of 53.43 percent in the first quarter of 2004, down from 54.65 percent in the first quarter of 2003.

Capital Management
Performance Summary

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Income statement data
Net interest income (Tax-equivalent)	$118	95	79	37	38
Fee and other income	1,350	1,327	1,304	814	746
Intersegment revenue	(13)	(17)	(17)	(16)	(19)

Total revenue (Tax-equivalent)	1,455	1,405	1,366	835	765
Provision for loan losses	—	—	—	—	—
Noninterest expense	1,226	1,197	1,161	684	644
Income taxes (Tax-equivalent)	83	75	74	56	44

Segment earnings	$146	133	131	95	77

Performance and other data
Economic profit	$107	95	94	76	59
Risk adjusted return on capital (RAROC)	41.73%	38.46	39.72	53.68	46.17
Economic capital, average	$1,403	1,374	1,299	712	678
Cash overhead efficiency ratio (Tax-equivalent)	84.29%	85.09	85.00	82.01	84.12
Average loans, net	$139	156	135	137	129
Average core deposits	$18,339	7,009	1,622	1,218	1,273
FTE employees	19,581	19,937	20,012	12,404	12,324

Capital Management Capital Management includes Retail Brokerage Services, which includes the retail brokerage and insurance groups; and Asset Management, which includes mutual funds, customized investment advisory services, and corporate and institutional trust services.

     Capital Management’s segment earnings also were a record, and revenue increased 90 percent, matched by noninterest expense growth of 90 percent from the first quarter of 2003, both primarily related to the retail brokerage transaction, which closed on July 1, 2003. Sales momentum continued to be strong in the face of brokerage integration activity, with significantly higher brokerage commissions and growth in client equity assets in the first quarter of 2004. Brokerage client assets rose to $614.8 billion, up 2 percent from year-end 2003, driven by improving equity markets.

     In addition, deposit balances related to the FDIC-insured sweep product grew to $20.5 billion, compared with $11.8 billion at year-end 2003, contributing to growth in net interest income. The shift to the FDIC product resulted in a 5 percent decline in mutual fund assets from year-end 2003 to $104.2 billion. Despite the decline in money market mutual fund assets, assets under management at March 31, 2004, rose 2 percent from December 31, 2003, to $250.6 billion. Total assets under management and securities lending grew 16 percent from year-end 2003 to $286.8 billion, attributable to $38.0 billion from the January 1, 2004, acquisition of a securities lending firm.

Wealth Management
Performance Summary

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Income statement data
Net interest income (Tax-equivalent)	$115	115	114	107	103
Fee and other income	143	137	132	132	133
Intersegment revenue	1	1	1	2	1

Total revenue (Tax-equivalent)	259	253	247	241	237
Provision for loan losses	—	1	2	5	4
Noninterest expense	184	188	183	178	174
Income taxes (Tax-equivalent)	27	22	23	22	21

Segment earnings	$48	42	39	36	38

Performance and other data
Economic profit	$32	26	24	24	26
Risk adjusted return on capital (RAROC)	45.19%	37.48	35.42	36.27	40.33
Economic capital, average	$382	392	391	376	358
Cash overhead efficiency ratio (Tax-equivalent)	71.14%	73.84	74.10	74.34	73.11
Lending commitments	$4,117	4,012	3,843	3,678	3,343
Average loans, net	10,395	10,072	9,858	9,705	9,447
Average core deposits	$11,503	11,359	11,101	10,799	10,628
FTE employees	3,745	3,791	3,802	3,842	3,843

Wealth Management Wealth Management provides a comprehensive suite of private banking, trust and investment management, financial planning and insurance services.

     Wealth Management’s segment earnings were a record $48 million, up 26 percent from the first quarter of 2003, while revenue rose a solid 9 percent. Net interest income grew 12 percent on increased loans and core deposits. Fee and other income increased 8 percent due to solid growth in trust and asset management fees and insurance commissions. Noninterest expense increased 6 percent year over year largely due to higher incentives related to improved revenues and earnings as well as to management consulting fees and loan costs. Provision expense declined due to improved credit quality and recoveries.

     Average loans grew 3 percent from the fourth quarter of 2003, reflecting increased commercial and consumer lending activity. Average core deposits rose 1 percent in the same period, led by higher money market, interest checking and CAP account balances. Included in total assets under management are Wealth assets under management of $60.2 billion in the first quarter of 2004, which increased 2 percent from year-end 2003 primarily due to improvements in the equity market.

Corporate and Investment Bank
Performance Summary

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Income statement data
Net interest income (Tax-equivalent)	$593	592	573	568	585
Fee and other income	743	622	540	557	546
Intersegment revenue	(27)	(35)	(30)	(27)	(25)

Total revenue (Tax-equivalent)	1,309	1,179	1,083	1,098	1,106
Provision for loan losses	(26)	35	10	95	110
Noninterest expense	618	649	578	561	552
Income taxes (Tax-equivalent)	263	184	184	165	164

Segment earnings	$454	311	311	277	280

Performance and other data
Economic profit	$279	161	138	130	128
Risk adjusted return on capital (RAROC)	34.42%	23.36	21.07	19.73	19.22
Economic capital, average	$4,794	5,169	5,411	5,987	6,320
Cash overhead efficiency ratio (Tax-equivalent)	47.17%	55.03	53.39	51.08	49.88
Lending commitments	$71,147	69,728	69,481	72,275	75,278
Average loans, net	29,760	30,869	31,957	34,407	35,899
Average core deposits	$16,840	16,552	16,504	14,826	14,112
FTE employees	4,355	4,317	4,224	4,229	4,072

Corporate and Investment Bank Our Corporate and Investment Bank segment includes Corporate Lending, Global Treasury and Trade Finance, Investment Banking and Principal Investing lines of business. Corporate and Investment Bank segment earnings were a quarterly record $454 million, as revenue grew 18 percent from the first quarter of 2003. The revenue increase was fueled by strength in fixed income driven by strong commercial mortgage-backed results and other trading activity. Strong originations in equity capital markets and loan syndications, coupled with gains in principal investing, compared with principal investing losses in the prior periods, also drove revenue growth. Net interest income rose only modestly as corporate loan balances continued to decline due to low demand and continued strong refinance activity by our customers in the public debt markets. Provision expense also continued to decline, and was a benefit of $26 million in the first quarter of 2004, due to improving credit conditions resulting in decreased charge-offs and robust recoveries. Capital usage declined as we helped our clients access the capital markets. A continued trend of improving credit quality also lessened the demand on economic capital. Noninterest expense rose 12 percent due to increased incentives related to improved revenues and earnings, coupled with increased investment in growth initiatives. Average core deposits grew 19 percent primarily from higher commercial mortgage servicing and trade finance.

Parent Parent includes all asset and liability management functions, including managing our investment portfolio for earnings, liquidity and interest rate risk. Parent also includes goodwill and other intangible assets, and related funding costs; certain revenues and expenses that are not allocated to the business segments; and the results of our HomEq Servicing business, which is responsible for loan servicing for the former Money Store loans and home equity loans generated by our mortgage company, as well as servicing for third party portfolios.

     The Parent had a segment loss of $35 million in the first quarter of 2004 compared with segment earnings of $64 million in the first quarter of 2003. Total revenue in the Parent declined $20 million from the first quarter of 2003 to $198 million in the first quarter of 2004 primarily as a result of a $112 million reduction in securities gains and a $40 million reduction in income from asset securitizations, partially offset by a $113 million increase in revenue from net interest income and a $20 million increase in servicing income. Average securities increased $23.1 billion from the first quarter of 2003 to $91.7 billion, reflecting investment of the proceeds from the FDIC-insured sweep product.

     Noninterest expense increased $24 million in the first quarter of 2004 from the first quarter of 2003 as lower intangible amortization was offset primarily by higher legal costs.

     Income tax benefits increased $10 million from the first quarter of 2003. For segment reporting, income tax expense or benefit is allocated to each business segment based on the statutory rate, adjusted for certain other items, and any difference between the total for all core business segments and the consolidated results is included in the Parent.

     This segment reflects the impact of Prudential’s 38 percent minority interest in Wachovia Securities Financial Holdings, LLC. Net interest income, fee income and noninterest expense related to this transaction are included in Capital Management. Total minority interest, which also reflects other subsidiaries, was $79 million in the first quarter of 2004 and $9 million in the first quarter of 2003.

Balance Sheet Analysis

Securities The securities portfolio, all of which is classified as available for sale, consists primarily of U.S. Government agency and asset-backed securities. We use this portfolio primarily to manage liquidity, interest rate risk and regulatory capital, and to take advantage of market conditions that create more economically attractive returns on these investments. We had securities available for sale with a market value of $104.2 billion at March 31, 2004, an increase from $100.4 billion at December 31, 2003. The increase related to continued investment of FDIC-insured sweep balances.

     Securities available for sale included an unrealized gain of $3.0 billion at March 31, 2004, and $2.2 billion at December 31, 2003. The average rate earned on securities available for sale was 4.97 percent in the first quarter of 2004 and 5.66 percent in the first quarter of 2003.

     We retain interests in the form of either bonds or residual interests in connection with certain securitizations. The retained interests result primarily from the securitization of residential mortgage loans and prime equity lines. Included in securities available for sale at March 31, 2004, were residual interests with a market value of $1.0 billion, which included an unrealized gain of $392 million, and retained bonds from securitizations with a market value of $10.7 billion, which included a net unrealized gain of $343 million. At March 31, 2004, retained bonds with an amortized cost of $10.2 billion and a market value of $10.6 billion were considered investment grade based on external ratings. Retained bonds with an amortized cost of $9.6 billion and a market value of $9.9 billion at March 31, 2004, had external credit ratings of AA and above. The decrease in the first quarter of 2004 in retained interests in securities available for sale from December 31, 2003, was primarily due to pay-downs in retained bonds.

Loans — On-Balance Sheet

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Commercial
Commercial, financial and agricultural	$55,999	55,453	55,181	56,070	57,684
Real estate - construction and other	6,120	5,969	5,741	5,442	4,712
Real estate - mortgage	15,099	15,186	15,746	16,325	17,342
Lease financing	23,688	23,978	23,598	23,204	23,060
Foreign	7,054	6,880	6,815	6,622	6,433

Total commercial	107,960	107,466	107,081	107,663	109,231

Consumer
Real estate secured	51,207	50,726	51,516	47,853	47,623
Student loans	8,876	8,435	8,160	7,657	7,466
Installment loans	9,054	8,965	9,110	9,644	9,982

Total consumer	69,137	68,126	68,786	65,154	65,071

Total loans	177,097	175,592	175,867	172,817	174,302
Unearned income	9,794	10,021	9,942	9,984	10,080

Loans, net (on-balance sheet)	$167,303	165,571	165,925	162,833	164,222

Loans — Managed Portfolio (Including on-balance sheet)

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Commercial	$112,129	112,041	110,499	111,071	113,038
Real estate secured	81,293	80,146	81,885	79,035	78,847
Student loans	10,841	10,526	10,404	10,187	10,218
Installment loans	9,054	8,965	9,110	9,644	9,982

Total managed portfolio	$213,317	211,678	211,898	209,937	212,085

Loans Net loans increased slightly in the first quarter of 2004 from year-end 2003, primarily due to higher consumer loans. While middle-market commercial loans increased slightly from year-end 2003, corporate loans continued to decline as we assisted our clients in accessing the capital markets. In addition, in the first quarter of 2004, we transferred to loans held for sale $68 million of commercial loan exposure, including $55 million of loan outstandings.

     Commercial loans represented 61 percent and consumer loans 39 percent of the loan portfolio at March 31, 2004. The portfolio mix continues to gradually shift to a greater proportion of consumer real estate-secured loans as we have pursued risk reduction strategies to actively reduce potential problem loans and certain large corporate loans. The majority of our loan portfolio is secured by collateral or is guaranteed. Eighty percent of the commercial loan portfolio is secured by collateral, and 97 percent of the consumer loan portfolio is secured by collateral or is guaranteed.

     Our consumer managed loan portfolio grew 2 percent from year-end 2003, reflecting lower securitization activity. The managed loan portfolio includes the on-balance sheet loan portfolio, loans securitized for which the retained interests are classified in securities, loans held for sale that are classified in other assets and the off-balance sheet portfolio of securitized loans sold where we service the loans.

Asset Quality

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Nonperforming assets
Nonaccrual loans	$968	1,035	1,391	1,501	1,622
Foreclosed properties	103	111	116	130	118

Total nonperforming assets	$1,071	1,146	1,507	1,631	1,740

as % of loans, net and foreclosed properties	0.64%	0.69	0.91	1.00	1.06

Nonperforming assets in loans held for sale	$67	82	160	167	114

Total nonperforming assets in loans and in loans held for sale	$1,138	1,228	1,667	1,798	1,854

as % of loans, net, foreclosed properties and loans in other assets as held for sale	0.63%	0.69	0.95	1.04	1.08

Allowance for loan losses
Balance, beginning of period	$2,504	2,631	2,704	2,747	2,798
Net charge-offs	(52)	(156)	(132)	(169)	(195)
Allowance relating to loans transferred or sold	(9)	(57)	(22)	(69)	(80)
Provision for loan losses related to loans transferred or sold	(8)	24	—	26	25
Provision for loan losses	52	62	81	169	199

Balance, end of period	$2,487	2,504	2,631	2,704	2,747

as % of loans, net	1.49%	1.51	1.59	1.66	1.67
as % of nonaccrual and restructured loans (a)	257	242	189	180	169
as % of nonperforming assets (a)	232%	219	175	166	158

Net charge-offs	$52	156	132	169	195
Commercial, as % of average commercial loans	(0.05)%	0.31	0.21	0.42	0.53
Consumer, as % of average consumer loans	0.36	0.50	0.51	0.44	0.44
Total, as % of average loans, net	0.13%	0.39	0.33	0.43	0.49

Past due loans, 90 days and over, and nonaccrual loans (a)
Commercial, as a % of loans, net	0.78%	0.87	1.20	1.30	1.41
Consumer, as a % of loans, net	0.77%	0.77	0.76	0.80	0.79

(a)	These ratios do not include nonperforming assets included in loans held for sale.

Nonperforming Assets The 7 percent decline in first quarter 2004 nonperforming assets from year-end 2003 reflected more favorable market conditions, a slowdown in new inflows to commercial nonaccrual loans and continued proactive risk management actions. Nonperforming assets were also reduced by net charge-offs, write-downs in the loans held for sale portfolio and sales of $10 million in nonperforming loans from loans held for sale.

Impaired Loans Impaired loans, which are included in nonperforming loans, amounted to $738 million at March 31, 2004, and $810 million at December 31, 2003. Included in the allowance for loan losses at March 31, 2004, was $26 million related to $112 million of impaired loans. The remaining impaired loans were either recorded at or below either the fair value of collateral or the present value of expected future cash flows or were not large enough to be individually reviewed. In the first quarter of 2004, the average recorded investment in impaired loans was $777 million and $6 million of interest income was recognized on impaired loans. This income was recognized using the cash-basis method of accounting.

Past Due Loans Accruing loans 90 days or more past due, excluding loans that are classified as loans held for sale, were $328 million at March 31, 2004. Of these past due loans, $13 million were commercial loans or commercial real estate loans and $315 million were consumer loans.

Net Charge-offs Net charge-offs as a percentage of average net loans declined 36 basis points in the first quarter of 2004 from the first quarter of 2003, due mainly to moderating trends in nonperforming assets, higher recoveries and our strategic decision to actively manage down potential problem loans.

Provision and Allowance for Loan Losses The provision for loan losses declined 80 percent in the first quarter of 2004 from the first quarter of 2003, reflecting improved loan quality, particularly in the large corporate loan portfolio, and more favorable economic conditions. In addition, we continue to mitigate risk and strengthen our balance sheet by transferring many at-risk credits to loans held for sale or by selling loans directly out of the loan portfolio. The provision for loan losses in the first quarter of 2004 of $44 million included an $8 million benefit associated with the sale of $151 million of corporate and commercial loans directly out of the loan portfolio and the transfer of $68 million of exposure, including $55 million of outstandings and the related unfunded commitments of $13 million, to loans held for sale. This compares with the first quarter of 2003, in which the provision of $224 million included $25 million associated with the transfer of $368 million of exposure, including $258 million of outstandings and the related unfunded commitments of $110 million, to loans held for sale and to the sale of $169 million of corporate, commercial and consumer loans directly out of the loan portfolio. The provision related to the transfer of loans to loans held for sale was recorded to reduce the carrying amount of these loans to their respective fair values. The allowance for loan losses declined $17 million in the first quarter of 2004 to $2.5 billion, or 1.49 percent of net loans, compared with $2.5 billion, or 1.51 percent of net loans, at year-end 2003. The decline was primarily related to loan sales or transfers to loans held for sale.

Loans Held for Sale Loans held for sale include not only loans originated for sale or securitization as part of our core business strategy but also the activities related to our ongoing portfolio risk management strategies to reduce exposure to areas of perceived higher risk.

     In the first quarter of 2004, we sold or securitized $3.8 billion in loans out of the loans held for sale portfolio. Of the $3.8 billion, $1.3 billion were commercial loans and $2.5 billion were consumer loans, primarily residential mortgages and prime equity lines. Substantially all of these loan sales and securitizations represented normal flow, or core business activity, which means we originate the loans with the intent to sell them to third parties. Of the loans sold, $10 million were nonperforming.

     As part of our ongoing portfolio management activities, we transferred $55 million of commercial loans and $13 million of additional unfunded exposure to loans held for sale in the first quarter of 2004. In connection with these transfers to loans held for sale, these loans were written down to the lower of cost or market value.

     In the first quarter of 2003, we sold or securitized $6.7 billion of loans out of the loans held for sale portfolio. Of these loans, $51 million were nonperforming.

Liquidity and Capital Adequacy

Core Deposits Core deposits increased 6 percent from December 31, 2003, to $218.0 billion at March 31, 2004. Average low-cost core deposits grew 30 percent to $167.8 billion in the first quarter of 2004 from the first quarter of 2003 as we focused on increasing the proportion of low-cost core deposits over higher cost deposit balances. This increase in core deposits included an average $17.0 billion of deposits associated with the FDIC-insured sweep product. Low-cost core deposits are those in demand deposit, interest checking, savings and money market accounts, and exclude CAP accounts and certificates of deposit.

     The ratio of average noninterest-bearing deposits to average core deposits was 22 percent in the first quarter of 2004 and 24 percent in the first quarter of 2003. The portion of core deposits in higher rate, other consumer time deposits was 12 percent at March 31, 2004, and 14 percent at December 31, 2003. Other consumer time and other noncore deposits usually pay higher rates than savings and transaction accounts, but they generally are not available for immediate withdrawal. They are also less expensive to service.

Purchased Funds Average purchased funds, which include wholesale borrowings with maturities of 12 months or less, were $82.0 billion in the first quarter of 2004 and $59.3 billion in the first quarter of 2003. The increase was primarily the result of increases of $11.0 billion in average federal funds purchased and $9.2 billion in commercial paper. Purchased funds were $79.8 billion at March 31, 2004, and $87.9 billion at December 31, 2003.

Long-term Debt Long-term debt increased 7 percent from December 31, 2003, to $39.4 billion at March 31, 2004, primarily due to the securities issuances described below. For the rest of 2004, scheduled maturities of long-term debt amount to $4.6 billion. We anticipate either extending the maturities of these obligations or replacing the maturing obligations.

     At March 31, 2004, with the adoption of the accounting guidance referred to as FIN 46R, we deconsolidated trust preferred securities that amounted to $3.0 billion at December 31, 2003, and were included in long-term debt. The trusts that issued these preferred securities used the related proceeds to purchase our junior subordinated debentures. Accordingly, at March 31, 2004, long-term debt included $3.1 billion of junior subordinated debentures. Junior subordinated debentures at March 31, 2004, and trust preferred securities at December 31, 2003, are included in tier 1 capital for regulatory purposes. The Accounting and Regulatory Matters section has additional information.

     Wachovia Bank has available a global note program for the issuance of up to $44.5 billion of senior or subordinated notes.

     Under a current shelf registration statement filed with the Securities and Exchange Commission, we have $7.3 billion of senior or subordinated debt securities, common stock or preferred stock available for issuance. In the first quarter of 2004, we issued $1.7 billion in senior debt securities and $900 million in subordinated debt securities under this shelf registration. In addition, we have available for issuance up to $4.0 billion under a medium-term note program covering senior or subordinated debt securities.

     The sale of debt or equity securities will depend on future market conditions, funding needs and other factors.

Stockholders’ Equity The management of capital in a regulated banking environment requires a balance between optimizing leverage and return on equity while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements. Our goal is to generate attractive returns on equity to our stockholders while maintaining sufficient regulatory capital ratios.

     Stockholders’ equity increased $909 million from year-end 2003 to $33.3 billion at March 31, 2004. Average diluted common shares outstanding declined by 6 million shares from December 31, 2003, to 1.3 billion diluted common shares at March 31, 2004. In the first quarter of 2004, we repurchased 8 million common shares at a cost of $387 million in connection with our previously announced share repurchase program, under which we are authorized to buy back up to a remaining 115 million shares of our common stock.

     We paid $525 million, or 40 cents per share, in dividends to common stockholders in the first quarter of 2004 compared with $350 million, or 26 cents per share, in the first quarter of 2003. This represented a dividend payout ratio on earnings excluding merger-related and restructuring expenses and other intangible amortization of 38.83 percent in the first quarter of 2004 and 30.23 percent in the first quarter of 2003. Please refer to our 2004 First Quarter Report on Form 10-Q for additional information on share repurchases.

Subsidiary Dividends Wachovia Bank, National Association, is the largest source of subsidiary dividends paid to the parent company. Capital requirements established by regulators limit dividends that this subsidiary and certain other of our subsidiaries can pay. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well capitalized level, at March 31, 2004, our subsidiaries had $4.3 billion available for dividends that could be paid without prior regulatory approval. Our subsidiaries paid $104 million in dividends to the parent company in the first quarter of 2004.

Regulatory Capital Our tier 1 capital ratio increased 2 basis points from December 31, 2003, to 8.54 percent at March 31, 2004, driven primarily by higher retained earnings. The minimum tier 1 capital ratio is 4 percent. At March 31, 2004, we were classified as well capitalized for regulatory purposes, the highest classification. Our total capital ratio was 11.67 percent and leverage ratio was 6.33 percent at March 31, 2004, and 11.82 percent and 6.36 percent, respectively, at December 31, 2003.

Off-Balance Sheet Transactions

     In the normal course of business, we engage in a variety of financial transactions that, under GAAP, either are not recorded on the balance sheet or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve varying elements of market, credit and liquidity risk.

Summary of Off-Balance Sheet Exposures

	March 31, 2004		December 31, 2003
	Carrying		Carrying
(In millions)	Amount	Exposure	Amount	Exposure
Guarantees
Securities lending indemnifications	$—	44,645	—	—
Standby letters of credit	101	28,084	72	27,597
Liquidity guarantees	4	9,964	6	10,319
Loans sold with recourse	40	4,619	29	2,655
Residual value guarantees	6	639	4	641

Total guarantees	$151	87,951	111	41,212

Guarantees Guarantees are contracts that contingently require us to make payments to a guaranteed party based on an event or changes in an underlying asset, liability, rate or index. Our guarantees are generally in the form of standby letters of credit, liquidity obligations, recourse obligations and residual value guarantees. For more information on these types of guarantees, please refer to our 2003 Annual Report.

     Additionally, as a result of our acquisition of a securities lending firm in January 2004, we act as a securities lending agent. Our clients’ securities are loaned, on a fully collateralized basis, to third party broker/dealers. We indemnify our clients against broker default and support these guarantees with the collateral that is marked to market daily. We generally require cash or other highly liquid collateral from the broker/dealer. At March 31, 2004, there was $45.8 billion in collateral supporting the $44.6 billion loaned. Accordingly, there is no carrying amount associated with these agreements.

Retained Interests We periodically securitize assets originated through our normal loan production channels or purchased in the open market. In securitization transactions, assets are typically sold to special purpose entities that are off-balance sheet. Certain securitization transactions result in a complete transfer of risk to investors, and in others, we retain risk in the form of senior or subordinated notes or residual interests in the securities issued by the off-balance sheet entities. Retained interests from securitizations with off-balance sheet entities recorded as either available for sale securities, trading account assets, loans or other assets amounted to $13.3 billion at March 31, 2004. Please refer to the Balance Sheet Analysis section and our 2003 Annual Report for more information on retained interests.

Risk Governance and Administration

     Please refer to our 2003 Annual Report for a more detailed discussion of our comprehensive approach to managing credit, operational and liquidity risks; to allocating capital and measuring risk-adjusted returns; and to our governance structure and practices.

Market Risk Management We trade a variety of equities, debt securities, foreign exchange instruments and other derivatives to provide customized solutions for the risk management needs of our customers and for proprietary trading. Risk management activities are overseen by an independent market risk group, which reports outside of the business units to the risk management group. Risk measures include the use of value-at-risk (VAR) methodology with limits approved by the Market Risk Committee and subsequently by the Asset and Liability Committee. The Market Risk Committee also approves a variety of other trading limits designed to match trading activities to our appetite for risk and to our strategic objectives.

     The VAR methodology uses recent market volatility to estimate within a given level of confidence the maximum trading loss over a period of time that we would expect to incur from an adverse movement in market rates and prices over the period. We calculate 1-day VAR at the 97.5 percent confidence level. The VAR model uses historical data from the most recent 252 trading days. The VAR model is supplemented by stress testing on a daily basis. The analysis captures all financial instruments that are considered trading positions. Our 1-day VAR limit in the first quarter of 2004 was $30 million. The total 1-day VAR was $18 million at March 31, 2004, and $12 million at December 31, 2003, and primarily related to interest rate risk and equity risk. The high, low and average VARs in the first quarter of 2004 were $21 million, $12 million and $16 million, respectively.

     The market risk associated with interest rate risk management derivatives is fully incorporated into our earnings simulation model in the same manner as financial instruments for which the interest-bearing balance is reflected on the balance sheet. The Interest Rate Risk Management section describes the way in which we manage this risk.

     Detailed information on our derivatives used for interest rate risk management is included in Table 20 through Table 22.

Interest Rate Risk Management One of the fundamental roles in banking is the management of interest rate risk, or the risk that changes in interest rates may diminish the income that we earn on loans, securities and other earning assets. The following discussion explains how we oversee the interest rate risk management process; two major risk factors that affect the decisions we make in this process; and the actions we took in 2004 and 2003 to protect earnings from interest rate risk.

     A balance sheet is considered asset sensitive when its assets (loans and securities) reprice faster or to a greater extent than liabilities (deposits and borrowings). An asset-sensitive balance sheet will produce more net interest income when interest rates rise and less net interest income when interest rates decline. Our large and relatively rate-insensitive deposit base funds a portfolio of primarily floating rate commercial and consumer loans. This mix naturally creates a highly asset-sensitive balance sheet. Over the last 18 to 24 months, our deposit growth has far outpaced our loan growth, significantly adding to our naturally asset-sensitive position.

     To achieve more neutrality or liability-sensitivity in our balance sheet, we maintain a large portfolio of fixed rate discretionary instruments such as loans, securities and derivatives. A balance sheet is described as liability-sensitive when its liabilities (deposits and borrowings) reprice more frequently or to a greater degree than its assets (loans and securities). A liability-sensitive balance sheet will produce a lower level of net interest income when interest rates rise and more net interest income when rates decline.

     We often elect to use derivatives to protect assets, liabilities and future financial transactions from changes in interest rates. When deciding whether to use derivatives instead of investing in securities to reach the same goal, we consider a number of factors, such as cost, efficiency, the effect on our liquidity and capital, and our overall strategy. We choose to use derivatives when they provide greater relative value or more efficient execution of our strategy than securities. The derivatives we use for interest rate risk management include various interest rate swaps, futures, forwards and options. We fully incorporate the market risk associated with interest rate risk management derivatives into our earnings simulation model in the same manner as other on-balance sheet financial instruments. The market risk associated with trading and customer derivative positions is managed using the VAR methodology, as described in the Market Risk Management section.

     As economic conditions improve and loan demand increases, we expect to rely to a larger extent on our large base of low-cost core deposits to fund lending activities. The characteristics of the loans that we add will prompt different strategies. Fixed rate loans, for example, diminish the need to buy discretionary investments, so if we add more fixed rate loans to our loan portfolio, we would likely allow existing discretionary investments to mature or be liquidated. If we add more variable rate loans, we would likely allow fixed rate securities to mature or be liquidated, and then add new derivatives that, in effect, would convert the incremental variable rate loans to fixed rate loans.

     The two risk factors having the largest impact on our expected earnings are repricing risk and curve risk.

     Repricing risk refers to the impact that changes in short-term interest rates such as the federal funds, LIBOR and prime rates can have on variable rate assets and liabilities, and on interest rate derivatives. Curve risk refers to the impact of changes in rates greater than one year in term on existing assets and liabilities, as well as new fixed rate loans, securities and debt. Our definition of curve risk most notably would include the impact from customer options to prepay, which would affect the cash flows of mortgage-related assets.

     We analyze and manage the amount of risk we are taking to changes in interest rates by forecasting a wide range of interest rate scenarios and for time periods as long as 36 months. However, in analyzing interest rate sensitivity for policy measurement, we compare our forecasted earnings per share in both “high rate” and “low rate” scenarios to the “market forward rate” and “flat rate” scenarios. The policy measurement period is 12 months in length, beginning with the first month of the forecast. Our objective is to ensure that we prudently manage the interest-bearing assets and liabilities on our balance sheet in ways that improve our financial performance without unduly putting earnings at risk. Our policy is to limit the risk we can take through balance sheet management actions to 5 percent of our earnings per share in both falling and rising rate environments.

     Our “market forward rate” is constructed using currently implied market forward rate estimates for all points on the yield curve over the next 36 months. The “high rate” and “low rate” scenarios assume gradual 200 basis point increases or decreases in the federal funds rate relative to the “market forward rate” scenario. Our standard approach evaluates expected earnings in a 200 basis point range both above and below the “market forward rate” scenario. However, due to the currently low absolute level of the federal funds rate, we modified the “low rate” scenario to measure a decline of only 50 basis points. All rates with terms shorter than one year are derived in the above manner, and we measure repricing risk accordingly.

     To capture the impact of curve-related risk, we simultaneously measure the impact of a parallel and nonparallel shift in rates on each of our interest rate scenarios. A parallel shift would, as the term implies, shift all points on the yield curve by the same increments. For example, by the twelfth month in our policy measurement period, short-term rates such as the federal funds rate would increase by 200 basis points over the “market forward rate,” while longer term rates such as the 10-year and 30-year treasury note rates would increase by 200 basis points as well. A nonparallel shift would consist of a 200 basis point increase in short-term rates, while long-term rates would increase by a different amount. A rate shift in which short-term rates rise to a greater degree than long-term rates is referred to as a “flattening” of the yield curve. Conversely long-term rates rising to a greater degree than short-term rates would lead to a “steepening” of the yield curve. A steepening of the yield curve typically lessens the negative effect on rate sensitivity as short-term rates rise. Conversely, a flattening of the yield curve increases the negative effect of rising rates on a liability sensitive balance sheet.

     The impact of a nonparallel shift in rates depends on the types of assets in which funds are invested, and the shape of the curve implicit in the “market forward rate” scenario. For example, as of the end of the first quarter of 2004, the spread between the 10-year and two-year treasury note rates was 226 basis points, which historically would be considered very wide. The average spread between the 10-year and two-year treasury note rates since 1980 has been approximately 80 basis points, including periods of inversion.

     In this historically steep yield curve environment, we believe prudent risk management practices dictate the evaluation of rate shifts that include a “flattening” of the yield curve where short-term rates rise faster and to a greater degree than long-term rates. Accordingly, in April 2004 we evaluated scenarios that measure the impact of a “moderate flattening” and a “severe flattening” of the yield curve. Interest rate risk management decisions are based on a composite view of sensitivity considering parallel and nonparallel shifts. The methodology we use is discussed further in the Earnings Sensitivity section.

Earnings Sensitivity The following table provides a summary of our interest rate sensitivity measurement.

Policy Period Sensitivity Measurement

	Actual	Implied
	Fed Funds	Fed Funds	Percent
	Rate at	Rate at	Earnings
	April 1, 2004	March 31, 2005	Sensitivity
Flat Rate Scenarios*	1.00%	1.00	—
High Rate		3.00	1.00
Low Rate		0.50	(0.20)

Market Forward Rate Scenarios**	1.00%	1.96	—
High Rate Composite		3.96	0.20
Low Rate		1.46	(0.20)

* Assumes that base Fed Funds rate remains unchanged.

** Assumes that base Fed Funds rate mirrors market expectations.

     In mid-April 2004, our earnings simulation model indicated that earnings would be positively affected by 0.2 percent in a “high rate composite” scenario relative to the “market forward rate” over the policy period. Additionally, we measure a scenario where rates gradually decline 50 basis points over a 12-month period relative to the “market forward rate” scenario. The model indicates that earnings would be negatively affected in this scenario by 0.2 percent. This profile indicates an asset sensitive position to changes in interest rates and reflects a change in our traditional liability sensitive profile that our sensitivity models have indicated over the past three years. This mid-April 2004 analysis reflects the interest rate environment and trading activity since the end of the first quarter of 2004. We have purchased options on futures contracts, entered into forward-starting pay fixed swap arrangements, and reduced the duration of our investment securities portfolio since March 31, 2004.

     Our sensitivity to the “market forward rate” scenario is measured using three different yield curve shapes. The first is a gradual 200 basis point increase at each point on the yield curve over a 12-month period. This is referred to as a parallel shift in the curve and would follow the “market forward rate” scenario’s expected flattening. Next we measure the exposure to nonparallel shifts by allowing short-term rates to rise by 200 basis points, while allowing rates of terms longer than one year to increase by a lesser degree. This approach creates incrementally flatter curves. This has the impact of stressing liability costs by a full 200 basis points, while new fixed rate lending and investment rates receive less than a 200 basis point increase. The focal point is the spread between the 10-year and two-year treasury note rates. In our “moderate flattening” scenario, this spread declines from 187 basis points in the “market forward rate” scenario to 107 basis points. This flattening is quite significant in relation to the most likely scenario; however, it is still above the historical average. Our “severe flattening” scenario reduces the spread between the 10-year and two-year treasury note rates to 26 basis points by the end of the measurement period. This approach fully stresses expected earnings to the risks of nonparallel curve shifts. The reported sensitivity is a composite of these three scenarios.

     The table on the previous page shows that our “flat rate” scenario holds the federal funds rate constant at 1.00 percent through March 2005. Based on our mid-April 2004 outlook, if interest rates were to follow our “high rate” scenario (i.e., a 200 basis point increase in short-term rates from our “flat rate” scenario) with a parallel shift in the yield curve, our earnings sensitivity model indicates earnings during the 12-month policy measurement period would increase by 1.0 percent.

     Typically, we analyze a 200 basis point decline for our “low rate” scenario. However, because of the current federal funds rate level, we believe a 50 basis point decline in rates is more appropriate. If rates were to follow the “low rate” scenario relative to our “flat rate” scenario, our earnings would decrease by 0.2 percent. For our “most likely rate” scenario, we believe the “market forward rate” is the most appropriate. The “market forward rate” scenario assumes the federal funds rate of 1.00 percent in April 2004 gradually rises to 1.96 percent through the end of our policy measurement period. As previously discussed, the current yield curve is considered quite steep. At the end of the first quarter of 2004, the spread between the 10-year and two-year treasury note rates was 226 basis points. Our “market forward rate” scenario would anticipate a narrowing of this spread over the forecast horizon to approximately 187 basis points by the end of our policy measurement period. While the “flattening” of the yield curve in this instance is quite significant, 187 basis points is still considered a steep curve. In fact, the average spread between the 10-year and two-year treasury note rates since 1980 has been approximately 80 basis points, including periods of inversion.

     While our interest rate sensitivity modeling assumes that management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings and we implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, we formulate strategies aimed at protecting earnings from the potential negative effects of changes in interest rates.

Accounting and Regulatory Matters

     The following information addresses recently issued accounting standards that will affect us as well as new or proposed legislation that will continue to have a significant impact on our industry.

Consolidation In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities, which addresses consolidation of variable interest entities (VIEs), certain of which are also referred to as special-purpose entities (SPE). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties. Under the provisions of FIN 46, a company is deemed to be the “primary beneficiary,” and thus required to consolidate a VIE if the company has a variable interest (or combination of variable interests) that will absorb a majority of the VIE’s expected losses, that will receive a majority of the VIE’s expected residual returns, or both. The provisions of FIN 46 were applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, were originally subject to the provisions of FIN 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provided for a deferral of the effective date of applying FIN 46 to entities created before February 1, 2003, to no later than December 31, 2003. In addition, the deferral permitted a company to apply FIN 46 as of July 1, 2003, to some or all of the VIEs in which it held an interest, and the rest on December 31, 2003.

     In December 2003, the FASB issued a revision to FIN 46 (FIN 46R), which clarified and interpreted certain of the provisions of FIN 46, without changing the basic accounting model in FIN 46. The provisions of FIN 46R were effective no later than March 31, 2004. However, companies must have applied either FIN 46 or FIN 46R to those entities considered SPEs no later than December 31, 2003.

     On July 1, 2003, we applied the provisions of FIN 46 to all entities in which we held a variable interest with the exception of our investments in low income housing tax credit partnerships to which we applied FIN 46 on December 31, 2003. We applied the provisions of FIN 46R on March 31, 2004. In connection with the adoption of FIN 46R, we deconsolidated the trusts associated with our trust preferred securities, which did not have a material impact on our consolidated financial position or results of operations. We did not consolidate or deconsolidate any other entities in connection with the adoption of FIN 46R.

     We arrange financing for certain customer transactions through multi-seller commercial paper conduits that provide our customers with access to the commercial paper market. We also provide liquidity commitments to these multi-seller conduits that we administer. As currently structured, these conduits are VIEs in which we are the primary beneficiary. We applied the provisions of FIN 46 to these entities on July 1, 2003, and consolidated our conduits. As administrator of these conduits, we are currently evaluating various restructuring alternatives, including alternatives in which our variable interests in the form of liquidity and credit enhancement no longer would cause us to be the primary beneficiary, thereby resulting in deconsolidation of the conduits.

     Banking regulators approved an interim rule stipulating that the capital requirements related to assets of conduits consolidated under FIN 46 will remain unchanged until April 1, 2004, and have recently extended this interim rule to July 1, 2004. Therefore, we have not experienced a change in tier 1 capital or total capital due to the consolidation of the conduits, nor do we expect such a change prior to July 1, 2004, when the regulatory capital rules related to conduits may change. Banking regulators have also indicated that the capital requirements related to trust preferred securities, if deconsolidated under FIN 46, will remain unchanged until further notice. If the banking regulators change the capital treatment for trust preferred securities, our tier 1 capital and total capital would be reduced by the amount of outstanding trust preferred securities, but we believe our regulatory capital would remain at the well capitalized level.

Other Postretirement Benefits In December 2003, Congress enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act), which introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care plans. Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, requires currently enacted changes in relevant laws to be considered in the current period measurement of postretirement benefit cost and the accumulated benefit obligation. However, the FASB issued guidance that permitted companies to defer recognition of the impact of the Act until certain accounting issues are resolved by the FASB. At December 31, 2003, and March 31, 2004, we elected to defer recognition of the impact of the Act and are currently analyzing the impact it will have on our postretirement benefit plans, including any possible plan amendments.

Loan Commitments In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 105, Application of Accounting Principles to Loan Commitments. SAB 105 requires that the fair value measurement of mortgage loan commitments, which are derivatives, exclude any expected future cash flows related to the customer relationship or servicing rights. The guidance in SAB 105 must be applied to mortgage loan commitments entered into after March 31, 2004. We will adopt the provisions of SAB 105 in the second quarter of 2004. The adoption of SAB 105 is not expected to have a material impact on our consolidated financial position or results of operations.

Purchased Loans In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses the accounting for differences between contractual cash flows and expected cash flows for loans acquired in a transfer when those differences are attributable at least in part to a decline in credit quality. The scope of SOP 03-3 includes loans where there is evidence of deterioration in credit quality since origination, and includes loans acquired individually, in pools or as part of a business combination. Under SOP 03-3, the difference between expected cash flows and the purchase price is accreted as an adjustment to yield over the life of the acquired loans; the difference between contractual cash flows and expected cash flows is not subject to accretion. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree’s allowance for loan losses is typically added to the acquirer’s allowance for loan losses. SOP 03-3 is effective for loans acquired beginning in 2005, with early adoption encouraged. We are currently evaluating when we will adopt SOP 03-3 and the impact its adoption will have on our consolidated financial position or results of operations.

Regulatory Matters Various legislative and regulatory proposals concerning the financial services industry are pending in Congress, the legislatures in states in which we conduct operations and before various regulatory agencies that supervise our operations. Given the uncertainty of the legislative and regulatory process, we cannot assess the impact of any such legislation or regulations on our consolidated financial position or results of operations. For a more detailed description of the laws and regulations governing our business operations, please see our 2003 Annual Report on Form 10-K.

Table 1

EXPLANATION OF OUR USE OF NON-GAAP FINANCIAL MEASURES

     In addition to the results of operations presented in accordance with generally accepted accounting principles (GAAP), our management uses, and this quarterly financial supplement contains, certain non-GAAP financial measures, such as expenses excluding merger-related and restructuring expenses; the dividend payout ratio on a basis that excludes merger-related and restructuring expenses and other intangible amortization; and net interest income on a tax-equivalent basis.

     We believe these non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance, our business and performance trends, and facilitates comparisons with the performance of others in the financial services industry. Specifically, we believe the exclusion of merger-related and restructuring expenses permits evaluation and a comparison of results for ongoing business operations, and it is on this basis that our management internally assesses our performance. These non-operating items also are excluded from our segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments. For additional information regarding segment performance, see the “Business Segments” sections. This quarterly financial supplement contains information regarding estimates of our future expenses excluding merger-related and restructuring expenses. The amount and timing of those future merger-related and restructuring expenses, however, are not estimable until such expenses actually occur, and therefore, reconciliation information relating to those future expenses and GAAP expenses has not been provided.

     In addition, because of the significant amount of deposit base intangible amortization, we believe the exclusion of this expense provides investors with consistent and meaningful comparisons to other financial service firms. Also, our management makes recommendations to our board of directors about dividend payments based on reported earnings excluding merger-related and restructuring expenses and other intangible amortization (cash earnings), and has communicated certain cash dividend payout ratio goals to investors. We believe the cash dividend payout ratio is useful to investors because it provides investors with a better understanding of and permits investors to monitor our dividend payout policy.

     This quarterly financial supplement also includes net interest income on a tax-equivalent basis. We believe the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice.

     Although we believe the above mentioned non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

	Three Months Ended
	March 31,
(In millions)	2004	2003
Net interest income (GAAP)	$2,861	2,537
Tax-equivalent adjustment	62	64

Net interest income (Tax-equivalent)	$2,923	2,601

DIVIDEND PAYOUT RATIOS ON COMMON SHARES
Diluted earnings per common share (GAAP)	$0.94	0.76
Other intangible amortization	0.05	0.07
Merger-related and restructuring expenses	0.04	0.03

Earnings per share (Cash basis)	$1.03	0.86

Dividends paid per common share	$0.40	0.26
Dividend payout ratios (GAAP)	42.55%	34.21
Dividend payout ratios (Cash basis) (a)	38.83%	30.23

(a)	Dividend payout ratios are calculated by dividing dividends per common share by earnings per common share on a cash basis.

Table 2

SELECTED STATISTICAL DATA

	2004	2003
	First	Fourth	Third	Second	First
(Dollars in millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter
PROFITABILITY
Return on average common stockholders’ equity	15.37%	13.58	13.71	12.78	12.94
Net interest margin (a)	3.55	3.64	3.57	3.81	3.90
Fee and other income as % of total revenue	48.53	46.95	49.05	45.34	44.27
Effective income tax rate	32.73%	29.76	30.41	30.54	29.94

ASSET QUALITY
Allowance as % of loans, net	1.49%	1.51	1.59	1.66	1.67
Allowance as % of nonperforming assets (b)	232	219	175	166	158
Net charge-offs as % of average loans, net	0.13	0.39	0.33	0.43	0.49
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.63%	0.69	0.95	1.04	1.08

CAPITAL ADEQUACY
Tier 1 capital ratio	8.54%	8.52	8.67	8.33	8.27
Total capital ratio	11.67	11.82	12.21	11.92	11.99
Leverage	6.33%	6.36	6.56	6.78	6.71

OTHER DATA
FTE employees	85,460	86,114	86,635	78,965	79,435
Total financial centers/brokerage offices	3,305	3,360	3,399	3,176	3,251
ATMs	4,404	4,408	4,420	4,479	4,539
Actual common shares (In millions)	1,312	1,312	1,328	1,332	1,345
Common stock price	$47.00	46.59	41.19	39.96	34.07
Market capitalization	$61,650	61,139	54,701	53,228	45,828

(a)	Tax-equivalent.

(b)	These ratios do not include nonperforming loans included in loans held for sale.

Table 3

SUMMARIES OF INCOME, PER COMMON SHARE AND BALANCE SHEET DATA

	2004		2003
	First		Fourth	Third	Second	First
(In millions, except per share data)	Quarter		Quarter	Quarter	Quarter	Quarter
SUMMARIES OF INCOME
Interest income	$3,999		3,951	3,712	3,696	3,721
Tax-equivalent adjustment	62		65	64	63	64

Interest income (a)	4,061		4,016	3,776	3,759	3,785
Interest expense	1,138		1,074	1,059	1,156	1,184

Net interest income (a)	2,923		2,942	2,717	2,603	2,601
Provision for loan losses	44		86	81	195	224

Net interest income after provision for loan losses (a)	2,879		2,856	2,636	2,408	2,377
Securities gains (losses)	2		(24)	22	10	37
Fee and other income (b)	2,755		2,628	2,594	2,148	2,029
Merger-related and restructuring expenses	99		135	148	96	64
Other noninterest expense (b)	3,557		3,631	3,422	2,905	2,841
Minority interest in income of consolidated subsidiaries	57		63	55	16	9

Income before income taxes and cumulative effect of a change in accounting principle	1,923		1,631	1,627	1,549	1,529
Income taxes	610		466	475	454	438
Tax-equivalent adjustment	62		65	64	63	64

Income before cumulative effect of a change in accounting principle	1,251		1,100	1,088	1,032	1,027
Cumulative effect of a change in accounting principle, net of income taxes	—		—	17	—	—

Net income	1,251		1,100	1,105	1,032	1,027
Dividends on preferred stock	—		—	—	1	4

Net income available to common stockholders	$1,251		1,100	1,105	1,031	1,023

PER COMMON SHARE DATA
Basic
Income before change in accounting principle	$0.96		0.84	0.83	0.77	0.77
Net income	0.96		0.84	0.84	0.77	0.77
Diluted
Income before change in accounting principle	0.94		0.83	0.82	0.77	0.76
Net income	0.94		0.83	0.83	0.77	0.76
Cash dividends	$0.40		0.35	0.35	0.29	0.26
Average common shares - Basic	1,302		1,311	1,321	1,333	1,335
Average common shares - Diluted	1,326		1,332	1,338	1,346	1,346
Average common stockholders’ equity
Quarter-to-date	$32,737		32,141	31,985	32,362	32,052
Year-to-date	32,737		32,135	32,132	32,208	32,052
Book value per common share	25.42		24.71	24.71	24.37	23.99
Common stock price
High	48.90		46.59	44.71	43.15	38.69
Low	45.91		42.07	40.60	34.47	32.72
Period-end	$47.00		46.59	41.19	39.96	34.07
To earnings ratio (c)	13.95	X	14.61	13.64	14.02	12.62
To book value	185%		189	167	164	142
BALANCE SHEET DATA
Assets	$410,991		401,032	388,767	364,285	348,064
Long-term debt	$39,352		36,730	37,541	37,051	39,204

(a)	Tax-equivalent.

(b)	Amounts presented in 2003 have been reclassified to conform to the presentation in 2004.

(c)	Based on diluted earnings per common share.

Table 4

MERGER-RELATED AND RESTRUCTURING EXPENSES

Three
Months
Ended
March 31,
(In millions)	2004
MERGER-RELATED AND RESTRUCTURING EXPENSES — WACHOVIA/PRUDENTIAL FINANCIAL RETAIL BROKERAGE TRANSACTION
Merger-related expenses
Personnel costs	$19
Occupancy and equipment	1
Advertising	16
System conversion costs	15
Other	3

Total merger-related expenses	54

Restructuring expenses
Occupancy and equipment	1

Total restructuring expenses	1

Total Wachovia/Prudential Financial merger-related and restructuring expenses	55

MERGER-RELATED AND RESTRUCTURING EXPENSES — FIRST UNION/WACHOVIA
Merger-related expenses
Personnel costs	13
Occupancy and equipment	15
Advertising	1
System conversion costs	13
Other	6

Total merger-related expenses	48

Restructuring expenses
Employee termination benefits	1
Occupancy and equipment	(2)

Total restructuring expenses	(1)

Total First Union/Wachovia merger-related and restructuring expenses	47

Other restructuring expenses (reversals), net	(3)

Total merger-related and restructuring expenses	$99

(In millions)	Total
ACTIVITY IN THE RESTRUCTURING ACCRUAL
Balance, December 31, 2003	$3
Reversals of prior accruals	(3)

Balance, March 31, 2004	$—

Table 5

BUSINESS SEGMENTS (a)

	2004	2003
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
GENERAL BANK COMBINED (b)
Net interest income (c)	$1,854	1,877	1,883	1,811	1,745
Fee and other income	566	498	559	570	554
Intersegment revenue	39	49	46	43	42

Total revenue (c)	2,459	2,424	2,488	2,424	2,341
Provision for loan losses	67	144	121	99	105
Noninterest expense	1,313	1,384	1,316	1,305	1,279
Income taxes	383	317	374	363	339
Tax-equivalent adjustment	10	10	9	10	10

Segment earnings	$686	569	668	647	608

Economic profit	$502	423	499	467	436
Risk adjusted return on capital	48.52%	41.12	45.86	43.80	42.36
Economic capital, average	$5,384	5,573	5,681	5,711	5,641
Cash overhead efficiency ratio (c)	53.43%	57.05	52.92	53.82	54.65
Lending commitments	$69,977	65,457	63,509	63,712	59,557
Average loans, net	118,032	116,195	114,378	113,110	110,983
Average core deposits	$160,669	157,974	155,177	151,291	145,631
FTE employees	34,349	34,516	34,852	35,267	35,892

COMMERCIAL
Net interest income (c)	$532	541	525	506	483
Fee and other income	122	91	92	80	94
Intersegment revenue	23	30	26	23	22

Total revenue (c)	677	662	643	609	599
Provision for loan losses	6	57	34	28	41
Noninterest expense	271	290	278	267	270
Income taxes	136	105	112	104	95
Tax-equivalent adjustment	10	10	9	10	10

Segment earnings	$254	200	210	200	183

Economic profit	$157	125	117	101	97
Risk adjusted return on capital	38.44%	31.19	29.29	26.92	26.64
Economic capital, average	$2,296	2,458	2,533	2,557	2,510
Cash overhead efficiency ratio (c)	40.05%	43.76	43.19	43.92	45.01
Average loans, net	$50,294	50,067	49,987	50,463	49,930
Average core deposits	$34,700	33,538	31,470	28,968	26,178

RETAIL AND SMALL BUSINESS
Net interest income (c)	$1,322	1,336	1,358	1,305	1,262
Fee and other income	444	407	467	490	460
Intersegment revenue	16	19	20	20	20

Total revenue (c)	1,782	1,762	1,845	1,815	1,742
Provision for loan losses	61	87	87	71	64
Noninterest expense	1,042	1,094	1,038	1,038	1,009
Income taxes	247	212	262	259	244
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$432	369	458	447	425

Economic profit	$345	298	382	366	339
Risk adjusted return on capital	56.02%	48.95	59.19	57.49	54.97
Economic capital, average	$3,088	3,115	3,148	3,154	3,131
Cash overhead efficiency ratio (c)	58.50%	62.04	56.31	57.14	57.96
Average loans, net	$67,738	66,128	64,391	62,647	61,053
Average core deposits	$125,969	124,436	123,707	122,323	119,453

(a)	Certain amounts presented in this Table 5 in periods prior to the first quarter of 2004 have been reclassified to conform to the presentation in the first quarter of 2004.

(b)	General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.

(c)	Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	2004	2003
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$118	95	79	37	38
Fee and other income	1,350	1,327	1,304	814	746
Intersegment revenue	(13)	(17)	(17)	(16)	(19)

Total revenue (b)	1,455	1,405	1,366	835	765
Provision for loan losses	—	—	—	—	—
Noninterest expense	1,226	1,197	1,161	684	644
Income taxes	83	74	74	56	44
Tax-equivalent adjustment	—	1	—	—	—

Segment earnings	$146	133	131	95	77

Economic profit	$107	95	94	76	59
Risk adjusted return on capital	41.73%	38.46	39.72	53.68	46.17
Economic capital, average	$1,403	1,374	1,299	712	678
Cash overhead efficiency ratio (b)	84.29%	85.09	85.00	82.01	84.12
Average loans, net	$139	156	135	137	129
Average core deposits	$18,339	7,009	1,622	1,218	1,273
FTE employees	19,581	19,937	20,012	12,404	12,324
Assets under management	$250,559	246,626	240,260	238,637	231,934

RETAIL BROKERAGE SERVICES
Net interest income (b)	$109	84	71	30	32
Fee and other income	1,086	1,070	1,057	582	527
Intersegment revenue	(12)	(16)	(15)	(16)	(18)

Total revenue (b)	1,183	1,138	1,113	596	541
Provision for loan losses	—	—	—	—	—
Noninterest expense	1,009	983	961	495	468
Income taxes	64	53	56	38	26
Tax-equivalent adjustment	—	1	—	—	—

Segment earnings	$110	101	96	63	47

Economic profit	$76	68	65	48	34
Risk adjusted return on capital	36.72%	34.04	34.25	47.30	37.42
Economic capital, average	$1,205	1,168	1,104	540	511
Cash overhead efficiency ratio (b)	85.40%	86.16	86.49	83.18	86.29
Average loans, net	$—	—	—	2	2
Average core deposits	$17,161	5,628	418	208	179

(a) Capital Management Combined represents the consolidation of Capital Management’s Retail Brokerage Services, Asset Management, and Other, which primarily serves to eliminate intersegment revenue.

(b)	Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	2004	2003
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
ASSET MANAGEMENT
Net interest income (b)	$9	10	8	6	5
Fee and other income	269	262	252	240	229
Intersegment revenue	—	—	(1)	1	(1)

Total revenue (b)	278	272	259	247	233
Provision for loan losses	—	—	—	—	—
Noninterest expense	226	226	209	200	187
Income taxes	19	17	18	17	17
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$33	29	32	30	29

Economic profit	$28	23	26	26	24
Risk adjusted return on capital	66.11%	55.17	63.86	68.78	69.02
Economic capital, average	$201	209	198	175	170
Cash overhead efficiency ratio (b)	81.29%	83.17	80.63	80.82	80.39
Average loans, net	$139	156	135	135	127
Average core deposits	$1,178	1,381	1,204	1,010	1,094

OTHER
Net interest income (b)	$—	1	—	1	1
Fee and other income	(5)	(5)	(5)	(8)	(10)
Intersegment revenue	(1)	(1)	(1)	(1)	—

Total revenue (b)	(6)	(5)	(6)	(8)	(9)
Provision for loan losses	—	—	—	—	—
Noninterest expense	(9)	(12)	(9)	(11)	(11)
Income taxes	—	4	—	1	1
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$3	3	3	2	1

Economic profit	$3	4	3	2	1
Risk adjusted return on capital	—%	—	—	—	—
Economic capital, average	$(3)	(3)	(3)	(3)	(3)
Cash overhead efficiency ratio (b)	—%	—	—	—	—
Average loans, net	$—	—	—	—	—
Average core deposits	$—	—	—	—	—

(Continued)

Table 5

BUSINESS SEGMENTS

	2004	2003
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
WEALTH MANAGEMENT
Net interest income (a)	$115	115	114	107	103
Fee and other income	143	137	132	132	133
Intersegment revenue	1	1	1	2	1

Total revenue (a)	259	253	247	241	237
Provision for loan losses	—	1	2	5	4
Noninterest expense	184	188	183	178	174
Income taxes	27	22	23	22	21
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$48	42	39	36	38

Economic profit	$32	26	24	24	26
Risk adjusted return on capital	45.19%	37.48	35.42	36.27	40.33
Economic capital, average	$382	392	391	376	358
Cash overhead efficiency ratio (a)	71.14%	73.84	74.10	74.34	73.11
Lending commitments	$4,117	4,012	3,843	3,678	3,343
Average loans, net	10,395	10,072	9,858	9,705	9,447
Average core deposits	$11,503	11,359	11,101	10,799	10,628
FTE employees	3,745	3,791	3,802	3,842	3,843

(a) Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	2004	2003
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
CORPORATE AND INVESTMENT BANK COMBINED (a)
Net interest income (b)	$593	592	573	568	585
Fee and other income	743	622	540	557	546
Intersegment revenue	(27)	(35)	(30)	(27)	(25)

Total revenue (b)	1,309	1,179	1,083	1,098	1,106
Provision for loan losses	(26)	35	10	95	110
Noninterest expense	618	649	578	561	552
Income taxes	231	152	152	134	133
Tax-equivalent adjustment	32	32	32	31	31

Segment earnings	$454	311	311	277	280

Economic profit	$279	161	138	130	128
Risk adjusted return on capital	34.42%	23.36	21.07	19.73	19.22
Economic capital, average	$4,794	5,169	5,411	5,987	6,320
Cash overhead efficiency ratio (b)	47.17%	55.03	53.39	51.08	49.88
Lending commitments	$71,147	69,728	69,481	72,275	75,278
Average loans, net	29,760	30,869	31,957	34,407	35,899
Average core deposits	$16,840	16,552	16,504	14,826	14,112
FTE employees	4,355	4,317	4,224	4,229	4,072

CORPORATE LENDING
Net interest income (b)	$278	293	299	299	309
Fee and other income	182	200	189	134	154
Intersegment revenue	6	3	4	3	4

Total revenue (b)	466	496	492	436	467
Provision for loan losses	(27)	36	10	95	112
Noninterest expense	125	127	126	123	122
Income taxes	138	124	134	82	88
Tax-equivalent adjustment	—	—	—	1	—

Segment earnings	$230	209	222	135	145

Economic profit	$120	121	104	52	54
Risk adjusted return on capital	29.64%	26.96	23.58	16.63	16.22
Economic capital, average	$2,592	2,993	3,290	3,721	4,162
Cash overhead efficiency ratio (b)	26.93%	25.45	25.61	28.26	26.17
Average loans, net	$23,765	25,014	26,127	28,899	30,481
Average core deposits	$812	924	1,361	1,256	1,304

GLOBAL TREASURY AND TRADE FINANCE
Net interest income (b)	$86	85	81	75	78
Fee and other income	178	177	179	174	177
Intersegment revenue	(26)	(25)	(24)	(22)	(22)

Total revenue (b)	238	237	236	227	233
Provision for loan losses	—	—	—	(3)	(3)
Noninterest expense	169	182	176	172	175
Income taxes	24	20	23	21	22
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$45	35	37	37	39

Economic profit	$36	25	28	24	28
Risk adjusted return on capital	68.77%	50.48	50.36	45.96	51.27
Economic capital, average	$251	257	275	282	278
Cash overhead efficiency ratio (b)	70.70%	77.01	75.03	75.90	74.73
Average loans, net	$4,306	4,047	4,042	3,703	3,507
Average core deposits	$11,127	10,698	10,149	9,156	9,007

(a) Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Global Treasury and Trade Finance, Investment Banking, and Principal Investing lines of business.

(b) Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	2004	2003
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
INVESTMENT BANKING
Net interest income (b)	$234	215	190	194	197
Fee and other income	345	257	197	306	259
Intersegment revenue	(7)	(13)	(10)	(8)	(7)

Total revenue (b)	572	459	377	492	449
Provision for loan losses	1	(1)	—	3	—
Noninterest expense	315	328	264	253	247
Income taxes	60	17	7	57	42
Tax-equivalent adjustment	32	32	32	30	31

Segment earnings	$164	83	74	149	129

Economic profit	$128	54	51	122	102
Risk adjusted return on capital	52.70%	30.72	30.42	55.73	51.49
Economic capital, average	$1,230	1,088	1,030	1,091	1,030
Cash overhead efficiency ratio (b)	54.93%	71.56	69.52	51.49	54.94
Average loans, net	$1,689	1,808	1,788	1,805	1,907
Average core deposits	$4,901	4,930	4,994	4,414	3,801

PRINCIPAL INVESTING
Net interest income (b)	$(5)	(1)	3	—	1
Fee and other income	38	(12)	(25)	(57)	(44)
Intersegment revenue	—	—	—	—	—

Total revenue (b)	33	(13)	(22)	(57)	(43)
Provision for loan losses	—	—	—	—	1
Noninterest expense	9	12	12	13	8
Income taxes (benefits)	9	(9)	(12)	(26)	(19)
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings (loss)	$15	(16)	(22)	(44)	(33)

Economic profit	$(5)	(39)	(45)	(68)	(56)
Risk adjusted return on capital	8.47%	(7.59)	(10.71)	(19.66)	(15.65)
Economic capital, average	$721	831	816	893	850
Cash overhead efficiency ratio (b)	n/m %	n/m	n/m	n/m	n/m
Average loans, net	$—	—	—	—	4
Average core deposits	$—	—	—	—	—

(Continued)

Table 5

BUSINESS SEGMENTS

	2004	2003
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
PARENT
Net interest income (a)	$243	263	68	80	130
Fee and other income	(45)	20	81	85	87
Intersegment revenue	—	2	—	(2)	1

Total revenue (a)	198	285	149	163	218
Provision for loan losses	3	(94)	(52)	(4)	5
Noninterest expense	216	213	184	177	192
Minority interest	79	78	71	16	9
Income tax benefits	(85)	(54)	(99)	(85)	(75)
Tax-equivalent adjustment	20	22	23	22	23

Segment earnings (loss)	$(35)	120	22	37	64

Economic profit	$(29)	68	4	41	84
Risk adjusted return on capital	5.34%	23.72	11.78	17.79	24.91
Economic capital, average	$2,130	2,102	2,095	2,446	2,448
Cash overhead efficiency ratio (a)	51.80%	32.93	38.08	28.35	23.99
Lending commitments	$484	482	492	524	586
Average loans, net	855	2,308	1,666	376	1,506
Average core deposits	$1,322	1,215	1,311	1,283	1,344
FTE employees	23,430	23,553	23,745	23,223	23,304

(a) Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	Three Months Ended March 31, 2004
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total
CONSOLIDATED
Net interest income (a)	$1,854	118	115	593	243	(62)	2,861
Fee and other income	566	1,350	143	743	(45)	—	2,757
Intersegment revenue	39	(13)	1	(27)	—	—	—

Total revenue (a)	2,459	1,455	259	1,309	198	(62)	5,618
Provision for loan losses	67	—	—	(26)	3	—	44
Noninterest expense	1,313	1,226	184	618	216	99	3,656
Minority interest	—	—	—	—	79	(22)	57
Income taxes (benefits)	383	83	27	231	(85)	(29)	610
Tax-equivalent adjustment	10	—	—	32	20	(62)	—

Net income (loss)	$686	146	48	454	(35)	(48)	1,251

Economic profit	$502	107	32	279	(29)	—	891
Risk adjusted return on capital	48.52%	41.73	45.19	34.42	5.34	—	36.43
Economic capital, average	$5,384	1,403	382	4,794	2,130	—	14,093
Cash overhead efficiency ratio (a)	53.43%	84.29	71.14	47.17	51.80	—	60.64
Lending commitments	$69,977	—	4,117	71,147	484	—	145,725
Average loans, net	118,032	139	10,395	29,760	855	—	159,181
Average core deposits	$160,669	18,339	11,503	16,840	1,322	—	208,673
FTE employees	34,349	19,581	3,745	4,355	23,430	—	85,460

	Three Months Ended March 31, 2003
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total
CONSOLIDATED
Net interest income (a)	$1,745	38	103	585	130	(64)	2,537
Fee and other income	554	746	133	546	87	—	2,066
Intersegment revenue	42	(19)	1	(25)	1	—	—

Total revenue (a)	2,341	765	237	1,106	218	(64)	4,603
Provision for loan losses	105	—	4	110	5	—	224
Noninterest expense	1,279	644	174	552	192	64	2,905
Minority interest	—	—	—	—	9	—	9
Income taxes (benefits)	339	44	21	133	(75)	(24)	438
Tax-equivalent adjustment	10	—	—	31	23	(64)	—

Net income	608	77	38	280	64	(40)	1,027
Dividends on preferred stock	—	—	—	—	4	—	4

Net income available to common stockholders	$608	77	38	280	60	(40)	1,023

Economic profit	$436	59	26	128	84	—	733
Risk adjusted return on capital	42.36%	46.17	40.33	19.22	24.91	—	30.25
Economic capital, average	$5,641	678	358	6,320	2,448	—	15,445
Cash overhead efficiency ratio (a)	54.65%	84.12	73.11	49.88	23.99	—	57.87
Lending commitments	$59,557	—	3,343	75,278	586	—	138,764
Average loans, net	110,983	129	9,447	35,899	1,506	—	157,964
Average core deposits	$145,631	1,273	10,628	14,112	1,344	—	172,988
FTE employees	35,892	12,324	3,843	4,072	23,304	—	79,435

(a) Tax-equivalent.

(b) The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

Table 6

NET TRADING REVENUE - INVESTMENT BANKING (a)

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Net interest income (Tax-equivalent)	$142	129	107	122	130
Trading accounts profits (losses)	91	21	(30)	67	93
Other fee income	65	67	66	58	52

Total net trading revenue (Tax-equivalent)	$298	217	143	247	275

(a) Certain amounts presented in 2003 have been reclassified to conform to the presentation in 2004.

Table 7

SELECTED RATIOS

	2004		2003
	First		Fourth	Third	Second	First
	Quarter		Quarter	Quarter	Quarter	Quarter
PERFORMANCE RATIOS (a)
Assets to stockholders’ equity	12.17	X	12.10	11.78	10.56	10.52
Return on assets	1.26%		1.12	1.16	1.21	1.23
Return on common stockholders’ equity	15.37		13.58	13.71	12.78	12.94
Return on total stockholders’ equity	15.37%		13.58	13.71	12.79	12.99

DIVIDEND PAYOUT RATIOS
Common shares	42.55%		42.17	42.17	37.66	34.21
Preferred and common shares	42.55%		42.17	42.17	37.90	34.43

(a) Based on average balances and net income.

Table 8

TRADING ACCOUNT ASSETS AND LIABILITIES

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
TRADING ACCOUNT ASSETS
U.S. Treasury	$2,417	1,460	1,604	2,832	3,716
U.S. Government agencies	3,483	3,653	2,912	3,203	2,523
State, county and municipal	592	734	647	248	453
Mortgage-backed securities	1,844	4,009	3,185	7,439	3,538
Other asset-backed securities	6,181	4,748	4,115	3,351	3,816
Corporate bonds and debentures	4,166	3,977	3,808	4,077	3,683
Derivative financial instruments	12,015	11,859	15,660	16,722	15,108
Sundry	6,195	4,274	4,461	2,564	1,841

Total trading account assets	$36,893	34,714	36,392	40,436	34,678

TRADING ACCOUNT LIABILITIES
Securities sold short	10,762	8,654	9,187	9,064	6,423
Derivative financial instruments	11,194	10,530	14,772	16,077	14,473

Total trading account liabilities	$21,956	19,184	23,959	25,141	20,896

Table 9

SECURITIES

	March 31, 2004
	1 Year	1-5	5-10	After 10		Gross Unrealized		Amortized	Average Maturity
(In millions)	or Less	Years	Years	Years	Total	Gains	Losses	Cost	in Years
MARKET VALUE
U.S. Treasury	$125	635	1,444	2	2,206	8	—	2,198	6.92
U.S. Government agencies	225	43,156	7,497	—	50,878	983	42	49,937	3.11
Asset-backed
Residual interests from securitizations	37	349	598	47	1,031	393	1	639	5.38
Retained bonds from securitizations	378	5,998	2,115	10	8,501	262	15	8,254	4.50
Collateralized mortgage obligations	2,049	9,131	462	—	11,642	113	6	11,535	2.84
Commercial mortgage-backed	68	4,366	4,211	18	8,663	755	3	7,911	5.49
Other	3,876	1,645	168	12	5,701	57	40	5,684	1.43
State, county and municipal	50	353	484	2,443	3,330	249	3	3,084	16.91
Sundry	257	6,733	2,475	2,786	12,251	271	22	12,002	7.42

Total market value	$7,065	72,366	19,454	5,318	104,203	3,091	132	101,244	4.28

MARKET VALUE
Debt securities	$7,065	72,366	19,454	4,063	102,948	3,048	132	100,032
Equity securities	—	—	—	1,255	1,255	43	—	1,212

Total market value	$7,065	72,366	19,454	5,318	104,203	3,091	132	101,244

AMORTIZED COST
Debt securities	$6,901	70,558	18,660	3,913	100,032
Equity securities	—	—	—	1,212	1,212

Total amortized cost	$6,901	70,558	18,660	5,125	101,244

WEIGHTED AVERAGE YIELD
U.S. Treasury	0.91%	2.22	3.81	5.13	3.19
U.S. Government agencies	6.93	5.01	5.03	—	5.02
Asset-backed
Residual interests from securitizations	22.31	63.56	19.85	14.08	36.46
Retained bonds from securitizations	6.94	4.74	1.59	15.72	4.04
Collateralized mortgage obligations	4.05	2.33	4.82	—	2.73
Commercial mortgage-backed	1.88	5.79	5.62	3.89	5.67
Other	2.03	4.58	3.50	—	2.82
State, county and municipal	8.60	9.15	9.61	7.45	7.93
Sundry	5.88	4.92	5.51	5.61	5.22
Consolidated	3.21%	4.87	5.08	6.51	4.88

     At March 31, 2004, all securities were classified as available for sale.

     Included in U.S. Government agencies are agency securities retained from the securitization of residential mortgage loans. These securities had an amortized cost and market value of $2.1 billion and $2.2 billion at March 31, 2004, respectively.
     Included in asset-backed securities are retained bonds primarily from the securitization of prime equity lines, residential mortgage, commercial real estate, SBA and student loans. At March 31, 2004, retained bonds with an amortized cost of $8.1 billion and a market value of $8.4 billion were considered investment grade based on external ratings. Retained bonds with an amortized cost and market value of $7.5 billion and $7.7 billion at March 31, 2004, respectively, had an external credit rating of AA and above.
     Securities with an aggregate amortized cost of $53.4 billion at March 31, 2004, are pledged to secure U.S. Government and other public deposits and for other purposes as required by various statutes or agreements.
     Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Average maturity excludes equity securities and money market funds.
     Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.
     At March 31, 2004, there were forward commitments to purchase securities at a cost that approximates a market value of $4.3 billion. At March 31, 2004, there were commitments to sell securities at a cost that approximates a market value of $4.4 billion.
     Gross gains and losses realized on the sale of debt securities for the three months ended March 31, 2004, were $89 million and $130 million (including $20 million of impairment losses), respectively, and gross gains and losses realized on the sale of equity securities were $51 million and $8 million (including $8 million of impairment losses), respectively.

Table 10

LOANS - ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
ON-BALANCE SHEET LOAN PORTFOLIO
COMMERCIAL
Commercial, financial and agricultural	$55,999	55,453	55,181	56,070	57,684
Real estate - construction and other	6,120	5,969	5,741	5,442	4,712
Real estate - mortgage	15,099	15,186	15,746	16,325	17,342
Lease financing	23,688	23,978	23,598	23,204	23,060
Foreign	7,054	6,880	6,815	6,622	6,433

Total commercial	107,960	107,466	107,081	107,663	109,231

CONSUMER
Real estate secured	51,207	50,726	51,516	47,853	47,623
Student loans	8,876	8,435	8,160	7,657	7,466
Installment loans	9,054	8,965	9,110	9,644	9,982

Total consumer	69,137	68,126	68,786	65,154	65,071

Total loans	177,097	175,592	175,867	172,817	174,302
Unearned income	9,794	10,021	9,942	9,984	10,080

Loans, net (On-balance sheet)	$167,303	165,571	165,925	162,833	164,222

MANAGED PORTFOLIO (a)
COMMERCIAL
On-balance sheet loan portfolio	$107,960	107,466	107,081	107,663	109,231
Securitized loans - off-balance sheet	1,927	2,001	2,071	2,126	2,190
Loans held for sale included in other assets	2,242	2,574	1,347	1,282	1,617

Total commercial	112,129	112,041	110,499	111,071	113,038

CONSUMER
Real estate secured
On-balance sheet loan portfolio	51,207	50,726	51,516	47,853	47,623
Securitized loans - off-balance sheet	8,218	8,897	10,192	9,944	11,210
Securitized loans included in securities	10,261	10,905	11,809	13,015	14,813
Loans held for sale included in other assets	11,607	9,618	8,368	8,223	5,201

Total real estate secured	81,293	80,146	81,885	79,035	78,847

Student loans
On-balance sheet loan portfolio	8,876	8,435	8,160	7,657	7,466
Securitized loans - off-balance sheet	1,532	1,658	1,786	1,947	2,109
Loans held for sale included in other assets	433	433	458	583	643

Total student loans	10,841	10,526	10,404	10,187	10,218

Installment loans
On-balance sheet loan portfolio	9,054	8,965	9,110	9,644	9,982

Total installment loans	9,054	8,965	9,110	9,644	9,982

Total consumer	101,188	99,637	101,399	98,866	99,047

Total managed portfolio	$213,317	211,678	211,898	209,937	212,085

SERVICING PORTFOLIO (b)
Commercial	$99,601	85,693	80,207	73,128	65,076
Consumer	$16,240	13,279	8,465	6,581	2,236

(a) The managed portfolio includes the on-balance sheet loan portfolio, loans securitized for which the retained interests are classified in securities on-balance sheet, loans held for sale that are classified in other assets on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.

(b) The servicing portfolio consists of third party commercial and consumer loans for which our sole function is that of servicing the loans for the third parties.

Table 11

LOANS HELD FOR SALE

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Balance, beginning of period	$12,625	10,173	10,088	7,461	6,012

CORE BUSINESS ACTIVITY (a)
Core business activity, beginning of period	12,504	9,897	9,762	6,937	5,488
Originations/purchases	6,978	8,343	9,271	9,729	8,488
Transfer to (from) loans held for sale, net	(92)	8	(783)	18	(49)
Lower of cost or market value adjustments	—	(8)	(7)	(6)	(46)
Performing loans sold or securitized	(3,770)	(4,484)	(7,253)	(6,171)	(6,491)
Nonperforming loans sold	(2)	(36)	(11)	—	—
Other, principally payments	(1,435)	(1,216)	(1,082)	(745)	(453)

Core business activity, end of period	14,183	12,504	9,897	9,762	6,937

PORTFOLIO MANAGEMENT ACTIVITY (a)
Portfolio management activity, beginning of period	121	276	326	524	524
Transfers to (from) loans held for sale, net
Performing loans	50	29	81	83	244
Nonperforming loans	6	13	61	59	(12)
Lower of cost or market value adjustments	—	5	—	—	40
Performing loans sold	(60)	(108)	(102)	(220)	(147)
Nonperforming loans sold	(8)	(63)	(64)	(2)	(51)
Allowance for loan losses related to loans transferred to loans held for sale	(7)	(17)	(18)	(44)	(55)
Other, principally payments	(3)	(14)	(8)	(74)	(19)

Portfolio management activity, end of period	99	121	276	326	524

Balance, end of period (b)	$14,282	12,625	10,173	10,088	7,461

(a) Core business activity means we originate loans with the intent to sell them to third parties, and portfolio management activity means we look for market opportunities to reduce risk in the loan portfolio by transferring loans to loans held for sale.

(b) Nonperforming assets included in loans held for sale at March 31, 2004, and at December 31, September 30, June 30, and March 31, 2003, were $67 million, $82 million, $160 million, $167 million and $114 million, respectively.

Table 12

ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
ALLOWANCE FOR LOAN LOSSES
Balance, beginning of period	$2,504	2,631	2,704	2,747	2,798
Provision for loan losses	52	62	81	169	199
Provision for loan losses relating to loans transferred to other assets or sold	(8)	24	—	26	25
Allowance relating to loans acquired, transferred to other assets or sold	(9)	(57)	(22)	(69)	(80)
Net charge-offs	(52)	(156)	(132)	(169)	(195)

Balance, end of period	$2,487	2,504	2,631	2,704	2,747

as a % of loans, net	1.49%	1.51	1.59	1.66	1.67

as a % of nonaccrual and restructured loans (a)	257%	242	189	180	169

as a % of nonperforming assets (a)	232%	219	175	166	158

LOAN LOSSES
Commercial, financial and agricultural	$48	105	88	128	150
Commercial real estate - construction and mortgage	1	4	5	7	2
Consumer	86	106	106	91	93

Total loan losses	135	215	199	226	245

LOAN RECOVERIES
Commercial, financial and agricultural	57	37	45	37	29
Commercial real estate - construction and mortgage	2	2	1	1	—
Consumer	24	20	21	19	21

Total loan recoveries	83	59	67	57	50

Net charge-offs	$52	156	132	169	195

Commercial loan net charge-offs as % of average commercial loans, net (b)	(0.05)%	0.31	0.21	0.42	0.53
Consumer loan net charge-offs as % of average consumer loans, net (b)	0.36	0.50	0.51	0.44	0.44
Total net charge-offs as % of average loans, net (b)	0.13%	0.39	0.33	0.43	0.49

NONPERFORMING ASSETS
Nonaccrual loans
Commercial, financial and agricultural	$700	765	1,072	1,153	1,260
Commercial real estate - construction and mortgage	47	54	76	96	111
Consumer real estate secured	199	192	215	221	219
Installment loans	22	24	28	31	32

Total nonaccrual loans	968	1,035	1,391	1,501	1,622
Foreclosed properties (c)	103	111	116	130	118

Total nonperforming assets	$1,071	1,146	1,507	1,631	1,740

Nonperforming loans included in loans held for sale (d)	$67	82	160	167	114
Nonperforming assets included in loans and in loans held for sale	$1,138	1,228	1,667	1,798	1,854

as % of loans, net, and foreclosed properties (a)	0.64%	0.69	0.91	1.00	1.06

as % of loans, net, foreclosed properties and loans in other assets as held for sale (d)	0.63%	0.69	0.95	1.04	1.08

Accruing loans past due 90 days	$328	341	291	293	289

(a) These ratios do not include nonperforming loans included in loans held for sale.

(b) Annualized.
(c) Restructured loans are not significant.
(d) These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale, which are included in other assets, are recorded at the lower of cost or market value, and accordingly, the amounts shown and included in the ratios are net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

Table 13

NONACCRUAL LOAN ACTIVITY (a)

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Balance, beginning of period	$1,035	1,391	1,501	1,622	1,585

Commercial nonaccrual loan activity
Commercial nonaccrual loans, beginning of period	819	1,148	1,249	1,371	1,374
New nonaccrual loans and advances	183	122	252	291	386
Gross charge-offs	(49)	(109)	(93)	(135)	(152)
Transfers (to) from loans held for sale	(7)	—	(37)	(44)	12
Transfers to other real estate owned	—	(5)	—	(6)	(1)
Sales	(73)	(101)	(56)	(29)	(70)
Other, principally payments	(126)	(236)	(167)	(199)	(178)

Net commercial nonaccrual loan activity	(72)	(329)	(101)	(122)	(3)

Commercial nonaccrual loans, end of period	747	819	1,148	1,249	1,371

Consumer nonaccrual loan activity
Consumer nonaccrual loans, beginning of period	216	243	252	251	211
New nonaccrual loans and advances, net	5	13	15	22	56
Transfers to loans held for sale	—	(13)	(24)	(21)	—
Sales and securitizations	—	(27)	—	—	(16)

Net consumer nonaccrual loan activity	5	(27)	(9)	1	40

Consumer nonaccrual loans, end of period	221	216	243	252	251

Balance, end of period	$968	1,035	1,391	1,501	1,622

(a) Excludes nonaccrual loans included in loans held for sale and foreclosed properties.

Table 14

GOODWILL AND OTHER INTANGIBLE ASSETS

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Goodwill	$11,233	11,149	11,094	10,907	10,869
Deposit base	659	757	863	977	1,097
Customer relationships	401	396	400	254	258
Tradename	90	90	90	90	90

Total goodwill and other intangible assets	$12,383	12,392	12,447	12,228	12,314

Table 15

DEPOSITS

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
CORE DEPOSITS
Noninterest-bearing	$49,018	48,683	45,493	48,081	46,348
Savings and NOW accounts	68,858	63,011	52,520	52,765	52,430
Money market accounts	73,170	65,045	60,363	55,927	50,439
Other consumer time	26,908	27,921	29,140	30,620	32,017

Total core deposits	217,954	204,660	187,516	187,393	181,234
OTHER DEPOSITS
Foreign	6,709	9,151	8,589	6,561	6,985
Other time	7,675	7,414	7,390	7,338	7,618

Total deposits	$232,338	221,225	203,495	201,292	195,837

Table 16

TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

(In millions)	March 31, 2004
MATURITY OF
3 months or less	$2,490
Over 3 months through 6 months	737
Over 6 months through 12 months	2,333
Over 12 months	4,332

Total time deposits in amounts of $100,000 or more	$9,892

Table 17

LONG-TERM DEBT

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
NOTES AND DEBENTURES ISSUED BY
THE PARENT COMPANY
Notes
3.50% to 7.70%, due 2004 to 2009	$8,015	6,757	7,057	6,500	6,500
Floating rate, due 2004 to 2007	990	490	490	840	1,120
Floating rate extendible, due 2005	10	10	10	10	10
Equity-linked, due 2005 to 2009	35	25	25	19	—
Subordinated notes
4.875% to 7.50%, due 2005 to 2014	4,478	3,622	3,630	3,639	3,900
8.00%, due 2009	149	149	149	149	149
6.605%, due 2025	250	250	250	250	250
6.30%, Putable/Callable, due 2028	200	200	200	200	200
Floating rate, due 2003	—	—	—	150	150
Subordinated debentures
6.55% to 7.574%, due 2026 to 2035	795	795	795	795	795
Hedge-related basis adjustments	847	728	911	1,123	1,062

Total notes and debentures issued by the Parent Company	15,769	13,026	13,517	13,675	14,136

NOTES ISSUED BY SUBSIDIARIES
Notes, primarily notes issued under global bank note programs, varying rates and terms to 2040	5,740	6,059	6,059	6,188	7,287
Subordinated notes
6.625% to 6.75%, due 2005 to 2006	375	375	575	575	825
Bank, 5.00% to 7.875%, due 2006 to 2036	3,047	3,047	3,047	2,547	2,547
7.80% to 7.95%, due 2006 to 2007	248	248	248	248	247
Floating rate, due 2013	417	417	417	—	—

Total notes issued by subsidiaries	9,827	10,146	10,346	9,558	10,906

OTHER DEBT
Trust preferred securities	—	3,022	3,022	3,021	3,021
Subordinated debentures
Floating rate, due 2026 to 2029	3,106	—	—	—	—
Collateralized notes, floating rate, due 2006 to 2007	4,420	4,420	4,420	4,420	4,420
4.556% auto securitization financing, due 2008	1	2	3	13	29
Advances from the Federal Home Loan Bank	5,001	5,001	5,010	5,010	5,010
Preferred units - The Money Store, LLC	57	57	57	57	57
Capitalized leases	757	761	764	768	1,210
Mortgage notes and other debt of subsidiaries	9	9	14	17	7
Hedge-related basis adjustments	405	286	388	512	408

Total other debt	13,756	13,558	13,678	13,818	14,162

Total long-term debt	$39,352	36,730	37,541	37,051	39,204

Table 18

CHANGES IN STOCKHOLDERS’ EQUITY

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Balance, beginning of period	$32,428	32,813	32,464	32,267	32,078

Comprehensive income
Net income	1,251	1,100	1,105	1,032	1,027
Net unrealized (loss) gain on debt and equity securities	485	(94)	(300)	78	15
Net unrealized loss on derivative financial instruments	(110)	(242)	(159)	(46)	(48)

Total comprehensive income	1,626	764	646	1,064	994
Purchases of common stock	(387)	(852)	(285)	(619)	(501)
Common stock issued for
Stock options and restricted stock	270	128	124	139	71
Gain (loss) on subsidiary issuance of stock	—	(33)	257	—	—
Deferred compensation, net	(75)	67	73	4	(21)
Cash dividends
Preferred shares	—	—	—	(1)	(4)
Common shares	(525)	(459)	(466)	(390)	(350)

Balance, end of period	$33,337	32,428	32,813	32,464	32,267

Table 19

CAPITAL RATIOS

	2004	2003
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
CONSOLIDATED CAPITAL RATIOS (a)
Qualifying capital
Tier 1 capital	$24,389	23,863	23,828	22,270	21,718
Total capital	33,329	33,102	33,553	31,871	31,471
Adjusted risk-weighted assets	285,691	279,979	274,895	267,447	262,574
Adjusted leverage ratio assets	$385,192	375,447	363,303	328,483	323,879
Ratios
Tier 1 capital	8.54%	8.52	8.67	8.33	8.27
Total capital	11.67	11.82	12.21	11.92	11.99
Leverage	6.33	6.36	6.56	6.78	6.71
STOCKHOLDERS’ EQUITY TO ASSETS
Quarter-end	8.11	8.09	8.44	8.91	9.27
Average	8.21%	8.27	8.49	9.47	9.50

BANK CAPITAL RATIOS
Tier 1 capital
Wachovia Bank, National Association	7.81%	7.60	7.78	7.76	7.66
Wachovia Bank of Delaware, National Association	15.25	15.46	14.82	16.01	15.56
Total capital
Wachovia Bank, National Association	11.79	11.72	12.12	11.94	11.99
Wachovia Bank of Delaware, National Association	17.94	18.28	17.64	18.94	18.49
Leverage
Wachovia Bank, National Association	6.06	5.85	6.16	6.45	6.30
Wachovia Bank of Delaware, National Association	10.30%	9.72	10.57	11.83	11.52

(a) Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 percent to 4.00 percent.

Table 20

RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS (a)

	March 31, 2004
	Notional	Gross Unrealized			In- effective-	Average Maturity in
(In millions)	Amount	Gains	Losses (f)	Equity (g)	ness (h)	Years (i)
ASSET HEDGES
Cash flow hedges (b)
Interest rate swaps–receive fixed	$35,407	2,970	(8)	1,830	(3)	5.36
Interest rate swaps–pay fixed	1,383	—	(182)	(113)	—	6.48
Interest rate options	14,000	41	(10)	19	—	2.13
Forward purchase commitments	2,690	4	(3)	1	—	0.08
Call options on Eurodollar futures	9,000	3	—	2	—	0.25
Futures	500	—	—	—	—	0.25
Fair value hedges (c)
Interest rate swaps–pay fixed	1,211	1	(22)	—	1	20.16
Forward sale commitments	1,127	3	(3)	—	2	0.07

Total asset hedges	$65,318	3,022	(228)	1,739	—	3.92

LIABILITY HEDGES
Cash flow hedges (d)
Interest rate swaps–pay fixed	$48,360	1	(1,643)	(1,017)	2	3.88
Interest rate options	47,200	4	(983)	(604)	(2)	3.64
Futures	18,670	—	(67)	(42)	—	0.25
Fair value hedges (e)
Interest rate swaps–receive fixed	18,130	1,467	—	—	—	4.09
Interest rate options	4,925	3	—	—	—	1.38

Total liability hedges	$137,285	1,475	(2,693)	(1,663)	—	3.24

     We use derivative contracts, primarily interest rate swaps, to manage exposure to interest rate risk. Derivatives used to protect against variability in the periodic payments associated with floating rate assets, liabilities or forecasted transactions are designated as cash flow hedges. Generally, receive-fixed swaps are used to hedge the variability associated with the floating rate loans we make; pay-fixed swaps are used to hedge the variability associated with our forecasted issuance of fixed rate short-term liabilities.

     Derivatives used to protect against changes in the fair value of fixed-rate assets and liabilities due to changes in interest rates are designated as fair value hedges. Generally, we use pay-fixed swaps to hedge the fair value of our fixed rate assets, principally available for sale securities, and we use receive-fixed swaps to hedge the fair value of our fixed rate liabilities, mainly debt. The following provides additional detail of our hedging relationships.

(a) Includes only derivative financial instruments related to interest rate risk management activities. All other derivative financial instruments are classified as trading.

(b) Receive-fixed interest rate swaps with a notional amount of $35.4 billion, of which $3.6 billion are forward-starting, and with pay rates based on one-to-six month LIBOR are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-six month LIBOR-indexed loans. Pay-fixed interest rate swaps with a notional amount of $1.4 billion and with receive rates based on one-month LIBOR are designated as cash flow hedges of available for sale securities. Net purchased option combinations including options on receive-fixed swaps, with a strike rate based on one-month or three-month LIBOR, have a notional amount of $14.0 billion and are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-month LIBOR-indexed loans. Forward purchase commitments of $800 million and $1.9 billion are designated as cash flow hedges of the variability of the consideration to be paid on the forecasted purchase of available for sale securities and loans, respectively. Purchased call options on Eurodollar futures with a notional amount of $9.0 billion and a set strike rate, and Eurodollar futures with a notional amount of $500 million are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-three month LIBOR-indexed loans.
(c) Pay-fixed interest rate swaps with a notional amount of $1.2 billion and receive rates based on one-month LIBOR are designated as fair value hedges of available for sale securities. Forward sale commitments of $627 million are designated as fair value hedges of mortgage loans in the warehouse and forward sale commitments of $500 million are designated as fair value hedges of available for sale securities.
(d) Derivatives with a notional amount of $100.8 billion are designated as cash flow hedges of the variability in cash flows attributable to the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, primarily repurchase agreements and deposit products. Of this amount, $18.7 billion are Eurodollar futures, $38.4 billion are pay-fixed interest rate swaps with receive rates based on one-to-three month LIBOR, of which $26.5 billion are forward-starting, and $40.9 billion are net purchased options on pay-fixed swaps with a strike based on three-month LIBOR. Interest rate collars with a notional amount of $2.8 billion that qualify as net purchased options also hedge the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, when three-month LIBOR is below the sold floor or between the purchased and written caps. Purchased options on pay-fixed swaps with a notional amount of $3.5 billion and pay-fixed interest rate swaps with a notional amount of $9.9 billion are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of long-term debt.
(e) Receive-fixed interest rate swaps with a notional amount of $18.1 billion and with pay rates based primarily on one-to-six month LIBOR are designated as fair value hedges of fixed rate liabilities, primarily long-term debt and bank notes. Purchased interest rate options with a notional amount of $4.9 billion are designated as fair value hedges of embedded interest rate options in long-term debt.
(f) Represents the fair value of derivative financial instruments less accrued interest receivable or payable.
(g) At March 31, 2004, the net unrealized loss on derivatives included in accumulated other comprehensive income, which is a component of stockholders’ equity, was $129 million, net of income taxes. Of this net of tax amount, a $76 million gain represents the effective portion of the net gains (losses) on derivatives that qualify as cash flow hedges, and a $205 million loss relates to terminated and/or redesignated derivatives. At March 31, 2004, $251 million of net gains, net of income taxes, recorded in accumulated other comprehensive income are expected to be reclassified as interest income or expense during the next twelve months. The maximum length of time over which cash flow hedges are hedging the variability in future cash flows associated with the forecasted transactions is 22.10 years.
(h) In the three months ended March 31, 2004, amounts recognized in other fee income representing the ineffective portion of the net gains (losses) on derivatives that qualify as cash flow and fair value hedges netted to zero. In addition, net interest income for the three months ended March 31, 2004, was increased by $2 million representing ineffectiveness of cash flow hedges caused by differences between the critical terms of the derivative and the hedged item, primarily differences in reset dates.
(i) Estimated maturity approximates average life.

Table 21

RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS - EXPECTED MATURITIES

	March 31, 2004
	1 Year	1-2	2-5	5-10	After 10
(In millions)	or Less	Years	Years	Years	Years	Total
CASH FLOW ASSET HEDGES
Notional amount - swaps–receive fixed	$1,144	1,268	13,707	19,288	—	35,407
Notional amount - swaps–pay fixed	—	1	226	1,118	38	1,383
Notional amount - other	$14,190	6,000	6,000	—	—	26,190
Weighted average receive rate (a)	6.03%	6.55	4.99	5.07	0.74	5.10
Weighted average pay rate (a)	1.18%	1.27	1.17	1.33	4.58	1.27
Unrealized gain (loss)	$20	112	1,018	1,670	(5)	2,815

FAIR VALUE ASSET HEDGES
Notional amount - swaps–pay fixed	$—	—	—	—	1,211	1,211
Notional amount - other	$1,127	—	—	—	—	1,127
Weighted average receive rate (a)	—%	—	—	—	0.73	0.73
Weighted average pay rate (a)	—%	—	—	—	3.64	3.64
Unrealized gain (loss)	$—	—	—	—	(21)	(21)

CASH FLOW LIABILITY HEDGES
Notional amount - swaps–pay fixed	$11,604	8,234	18,137	5,529	4,856	48,360
Notional amount - other	$23,530	8,840	23,500	10,000	—	65,870
Weighted average receive rate (a)	2.68%	1.12	1.10	1.05	0.99	1.53
Weighted average pay rate (a)	3.32%	2.51	6.89	6.60	6.08	4.55
Unrealized gain (loss)	$(409)	(438)	(961)	(478)	(402)	(2,688)

FAIR VALUE LIABILITY HEDGES
Notional amount - swaps–receive fixed	$2,650	3,050	9,158	2,250	1,022	18,130
Notional amount - other	$—	4,925	—	—	—	4,925
Weighted average receive rate (a)	6.84%	6.89	5.61	6.10	5.74	6.07
Weighted average pay rate (a)	1.20%	1.16	1.26	1.20	1.12	1.22
Unrealized gain (loss)	$66	223	754	292	135	1,470

(a) Weighted average receive and pay rates include the impact of currently effective interest rate swaps and basis swaps only and not the impact of forward-starting interest rate swaps. All the interest rate swaps have variable pay or receive rates based on one-to-six month LIBOR, and they are the pay or receive rates in effect at March 31, 2004.

Table 22

RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS ACTIVITY

	Asset	Liability
(In millions)	Hedges	Hedges	Total
Balance, December 31, 2003	$58,761	129,736	188,497
Additions	16,165	20,029	36,194
Maturities and amortizations	(4,502)	(10,480)	(14,982)
Terminations	(4,250)	(1,506)	(5,756)
Redesignations and transfers to trading account assets	(856)	(494)	(1,350)

Balance, March 31, 2004	$65,318	137,285	202,603

WACHOVIA CORPORATION AND SUBSIDIARIES

NET INTEREST INCOME SUMMARIES

	FIRST QUARTER 2004			FOURTH QUARTER 2003
			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid
ASSETS
Interest-bearing bank balances	$3,237	10	1.18%	$2,569	7	1.17%
Federal funds sold and securities purchased under resale agreements	24,806	61	0.99	23,591	60	1.00
Trading account assets (a)	20,956	220	4.21	20,038	213	4.24
Securities (a)	98,222	1,221	4.97	94,584	1,184	5.00
Loans (a) (b)
Commercial
Commercial, financial and agricultural	55,476	576	4.18	55,439	593	4.25
Real estate - construction and other	6,022	53	3.52	5,789	52	3.53
Real estate - mortgage	15,241	160	4.23	15,555	166	4.23
Lease financing	6,945	183	10.52	7,084	185	10.45
Foreign	6,684	41	2.49	6,761	45	2.66

Total commercial	90,368	1,013	4.50	90,628	1,041	4.56

Consumer
Real estate secured	50,879	705	5.55	51,380	718	5.58
Student loans	8,908	78	3.53	8,502	78	3.62
Installment loans	9,026	130	5.80	9,090	137	5.99

Total consumer	68,813	913	5.32	68,972	933	5.39

Total loans	159,181	1,926	4.86	159,600	1,974	4.92

Other earning assets	23,918	215	3.61	21,892	192	3.51

Total earning assets excluding derivatives	330,320	3,653	4.43	322,274	3,630	4.49
Risk management derivatives (c)	—	408	0.50	—	386	0.47

Total earning assets including derivatives	330,320	4,061	4.93	322,274	4,016	4.96

Cash and due from banks	10,957			10,728
Other assets	57,257			55,828

Total assets	$398,534			$388,830

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	65,366	70	0.43	56,755	58	0.40
Money market accounts	69,208	154	0.90	63,202	141	0.89
Other consumer time	27,496	189	2.76	28,456	200	2.80
Foreign	7,673	22	1.17	10,648	31	1.13
Other time	7,676	34	1.75	7,520	33	1.77

Total interest-bearing deposits	177,419	469	1.06	166,581	463	1.10
Federal funds purchased and securities sold under repurchase agreements	48,353	124	1.03	55,378	133	0.95
Commercial paper	11,852	30	1.01	11,670	31	1.06
Securities sold short	8,412	47	2.25	7,970	50	2.48
Other short-term borrowings	6,436	10	0.59	6,551	9	0.53
Long-term debt	37,269	364	3.91	35,855	357	3.97

Total interest-bearing liabilities excluding derivatives	289,741	1,044	1.45	284,005	1,043	1.46
Risk management derivatives (c)	—	94	0.13	—	31	0.04

Total interest-bearing liabilities including derivatives	289,741	1,138	1.58	284,005	1,074	1.50

Noninterest-bearing deposits	46,603			45,696
Other liabilities	29,453			26,988
Stockholders’ equity	32,737			32,141

Total liabilities and stockholders’ equity	$398,534			$388,830

Interest income and rate earned - including derivatives		$4,061	4.93%		$4,016	4.96%
Interest expense and equivalent rate paid - including derivatives		1,138	1.38		1,074	1.32

Net interest income and margin - including derivatives		$2,923	3.55%		$2,942	3.64%

(a) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.

(b) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

THIRD QUARTER 2003			SECOND QUARTER 2003			FIRST QUARTER 2003
		Average			Average			Average
	Interest	Rates		Interest	Rates		Interest	Rates
Average	Income/	Earned/	Average	Income/	Earned/	Average	Income/	Earned/
Balances	Expense	Paid	Balances	Expense	Paid	Balances	Expense	Paid

$4,342	14	1.27%	$4,751	16	1.34%	$3,688	13	1.43%
22,080	48	0.88	12,282	35	1.10	8,949	29	1.33
18,941	197	4.15	18,254	203	4.46	16,298	201	4.96
78,436	962	4.90	68,994	977	5.67	72,116	1,020	5.66

55,596	588	4.19	56,928	599	4.22	57,681	610	4.29
5,574	48	3.47	5,516	49	3.54	4,679	41	3.56
16,075	174	4.31	16,508	186	4.52	17,441	194	4.51
6,911	183	10.61	6,885	187	10.87	6,777	184	10.86
6,756	47	2.73	6,627	47	2.89	6,461	50	3.11

90,912	1,040	4.55	92,464	1,068	4.63	93,039	1,079	4.69

49,438	707	5.70	47,558	691	5.82	47,147	708	6.03
7,962	74	3.70	7,710	78	4.04	7,492	75	4.08
9,682	152	6.18	10,003	166	6.63	10,286	175	6.92

67,082	933	5.54	65,271	935	5.73	64,925	958	5.95

157,994	1,973	4.97	157,735	2,003	5.09	157,964	2,037	5.21

21,710	198	3.62	11,859	134	4.52	9,580	114	4.81

303,503	3,392	4.45	273,875	3,368	4.92	268,595	3,414	5.12
—	384	0.50	—	391	0.58	—	371	0.56

303,503	3,776	4.95	273,875	3,759	5.50	268,595	3,785	5.68

11,092			10,845			10,887
62,111			56,998			57,799

$376,706			$341,718			$337,281

52,570	52	0.39	52,196	71	0.55	50,887	79	0.63
58,576	126	0.85	53,302	156	1.18	47,987	142	1.20
29,814	217	2.89	31,330	243	3.09	32,671	263	3.27
7,581	22	1.17	6,841	24	1.44	7,304	27	1.47
7,099	33	1.80	7,542	35	1.88	8,656	42	1.97

155,640	450	1.15	151,211	529	1.40	147,505	553	1.52
46,359	114	0.98	37,957	139	1.47	37,392	139	1.51
11,978	32	1.05	2,381	5	0.80	2,604	4	0.70
8,850	57	2.58	8,121	58	2.84	6,734	44	2.67
7,136	15	0.87	3,590	8	0.88	3,325	8	0.89
36,388	365	4.02	35,751	366	4.10	38,744	388	4.01

266,351	1,033	1.54	239,011	1,105	1.85	236,304	1,136	1.94
—	26	0.04	—	51	0.09	—	48	0.09

266,351	1,059	1.58	239,011	1,156	1.94	236,304	1,184	2.03

44,755			42,589			41,443
33,615			27,756			27,482
31,985			32,362			32,052

$376,706			$341,718			$337,281

	$3,776	4.95%		$3,759	5.50%		$3,785	5.68%
	1,059	1.38		1,156	1.69		1,184	1.78

	$2,717	3.57%		$2,603	3.81%		$2,601	3.90%

(c) The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	2004	2003
	First	Fourth	Third	Second	First
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter
ASSETS
Cash and due from banks	$10,564	11,479	11,178	13,088	13,161
Interest-bearing bank balances	5,881	2,308	3,664	7,539	4,855
Federal funds sold and securities purchased under resale agreements (carrying amount of collateral held $11,236 at March 31, 2004, $4,685 repledged)	23,845	24,725	22,491	13,854	11,092

Total cash and cash equivalents	40,290	38,512	37,333	34,481	29,108

Trading account assets	36,893	34,714	36,392	40,436	34,678
Securities	104,203	100,445	87,176	73,764	73,339
Loans, net of unearned income	167,303	165,571	165,925	162,833	164,222
Allowance for loan losses	(2,487)	(2,504)	(2,631)	(2,704)	(2,747)

Loans, net	164,816	163,067	163,294	160,129	161,475

Premises and equipment	4,620	4,619	4,746	4,635	5,118
Due from customers on acceptances	605	854	732	1,074	1,485
Goodwill	11,233	11,149	11,094	10,907	10,869
Other intangible assets	1,150	1,243	1,353	1,321	1,445
Other assets	47,181	46,429	46,647	37,538	30,547

Total assets	$410,991	401,032	388,767	364,285	348,064

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	49,018	48,683	45,493	48,081	46,348
Interest-bearing deposits	183,320	172,542	158,002	153,211	149,489

Total deposits	232,338	221,225	203,495	201,292	195,837
Short-term borrowings	65,452	71,290	65,474	49,123	44,812
Bank acceptances outstanding	613	876	743	1,078	1,492
Trading account liabilities	21,956	19,184	23,959	25,141	20,896
Other liabilities	15,415	16,789	22,643	17,287	13,039
Long-term debt	39,352	36,730	37,541	37,051	39,204

Total liabilities	375,126	366,094	353,855	330,972	315,280

Minority interest in net assets of consolidated subsidiaries	2,528	2,510	2,099	849	517

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at March 31, 2004	—	—	—	—	—
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.312 billion shares at March 31, 2004	4,372	4,374	4,427	4,440	4,484
Paid-in capital	17,869	17,811	17,882	17,784	17,903
Retained earnings	9,382	8,904	8,829	8,106	7,778
Accumulated other comprehensive income, net	1,714	1,339	1,675	2,134	2,102

Total stockholders’ equity	33,337	32,428	32,813	32,464	32,267

Total liabilities and stockholders’ equity	$410,991	401,032	388,767	364,285	348,064

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	2004	2003
	First	Fourth	Third	Second	First
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter
INTEREST INCOME
Interest and fees on loans	$2,335	2,357	2,352	2,391	2,407
Interest and dividends on securities	1,141	1,104	885	900	939
Trading account interest	197	189	174	182	179
Other interest income	326	301	301	223	196

Total interest income	3,999	3,951	3,712	3,696	3,721

INTEREST EXPENSE
Interest on deposits	648	568	534	619	639
Interest on short-term borrowings	299	311	317	303	288
Interest on long-term debt	191	195	208	234	257

Total interest expense	1,138	1,074	1,059	1,156	1,184

Net interest income	2,861	2,877	2,653	2,540	2,537
Provision for loan losses	44	86	81	195	224

Net interest income after provision for loan losses	2,817	2,791	2,572	2,345	2,313

FEE AND OTHER INCOME (a)
Service charges	471	436	439	426	430
Other banking fees	259	241	257	248	233
Commissions	792	778	765	468	418
Fiduciary and asset management fees	679	672	662	474	469
Advisory, underwriting and other investment banking fees	192	213	191	220	145
Trading account profits (losses)	74	5	(46)	49	77
Principal investing	38	(13)	(25)	(57)	(44)
Securities gains (losses)	2	(24)	22	10	37
Other income	250	296	351	320	301

Total fee and other income	2,757	2,604	2,616	2,158	2,066

NONINTEREST EXPENSE (a)
Salaries and employee benefits	2,182	2,152	2,109	1,748	1,699
Occupancy	229	244	220	190	197
Equipment	259	285	264	238	234
Advertising	48	56	38	34	32
Communications and supplies	151	156	159	140	143
Professional and consulting fees	109	146	109	105	100
Other intangible amortization	112	120	127	131	140
Merger-related and restructuring expenses	99	135	148	96	64
Sundry expense	467	472	396	319	296

Total noninterest expense	3,656	3,766	3,570	3,001	2,905

Minority interest in income of consolidated subsidiaries	57	63	55	16	9

Income before income taxes and cumulative effect of a change in accounting principle	1,861	1,566	1,563	1,486	1,465
Income taxes	610	466	475	454	438

Income before cumulative effect of a change in accounting principle	1,251	1,100	1,088	1,032	1,027
Cumulative effect of a change in accounting principle, net of income taxes	—	—	17	—	—

Net income	1,251	1,100	1,105	1,032	1,027
Dividends on preferred stock	—	—	—	1	4

Net income available to common stockholders	$1,251	1,100	1,105	1,031	1,023

PER COMMON SHARE DATA
Basic
Income before change in accounting principle	$0.96	0.84	0.83	0.77	0.77
Net income	0.96	0.84	0.84	0.77	0.77
Diluted
Income before change in accounting principle	0.94	0.83	0.82	0.77	0.76
Net income	0.94	0.83	0.83	0.77	0.76
Cash dividends	$0.40	0.35	0.35	0.29	0.26
AVERAGE COMMON SHARES
Basic	1,302	1,311	1,321	1,333	1,335
Diluted	1,326	1,332	1,338	1,346	1,346

(a) Certain amounts presented in 2003 have been reclassified to conform to the presentation in 2004.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,
(In millions)	2004	2003
OPERATING ACTIVITIES
Net income	$1,251	1,027
Adjustments to reconcile net income to net cash provided (used) by operating activities
Accretion and amortization of securities discounts and premiums, net	45	63
Provision for loan losses	44	224
Securitization transactions	(21)	(106)
Gain on sale of mortgage servicing rights	(16)	(28)
Securities transactions	(2)	(37)
Depreciation and other amortization	353	372
Trading account assets, net	(2,179)	(1,523)
Mortgage loans held for resale	(211)	565
Loss on sales of premises and equipment	9	10
Other assets, net	(908)	(1,679)
Trading account liabilities, net	2,772	(2,004)
Minority interest	—	300
Other liabilities, net	(1,360)	(131)

Net cash used by operating activities	(223)	(2,947)

INVESTING ACTIVITIES
Increase (decrease) in cash realized from
Sales of securities	13,740	8,153
Maturities of securities	7,459	7,114
Purchases of securities	(24,218)	(12,811)
Origination of loans, net	(1,736)	(1,478)
Sales of premises and equipment	8	723
Purchases of premises and equipment	(189)	(1,127)
Goodwill and other intangible assets	(103)	(20)
Purchase of bank-owned separate account life insurance	(65)	(60)

Net cash provided (used) by investing activities	(5,104)	494

FINANCING ACTIVITIES
Increase (decrease) in cash realized from
Increase in deposits, net	11,113	4,319
Securities sold under repurchase agreements and other short-term borrowings, net	(5,838)	3,639
Issuances of long-term debt	2,683	615
Payments of long-term debt	(61)	(1,073)
Issuances of common stock	120	(20)
Purchases of common stock	(387)	(501)
Cash dividends paid	(525)	(354)

Net cash provided by financing activities	7,105	6,625

Increase in cash and cash equivalents	1,778	4,172
Cash and cash equivalents, beginning of year	38,512	24,936

Cash and cash equivalents, end of period	$40,290	29,108

NONCASH ITEMS
Transfer to other assets from loans, net	$(36)	183